      As filed with the Securities and Exchange Commission on September 27,
                                      1996

                                                        Registration No. 333-

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form S-8

                             REGISTRATION STATEMENT
                                      under
                           THE SECURITIES ACT OF 1933

                                SHIVA CORPORATION
             (Exact name of registrant as specified in its charter)

         MASSACHUSETTS                                         04-2889151
(State or other jurisdiction of                (IRS Employer Identification No.)
 incorporation or organization)

28 Crosby Drive, Bedford, Massachusetts                                 01730
(Address of Principal Executive Offices)                              (Zip Code)

                          AIRSOFT, INC. 1993 STOCK PLAN
                            (Full title of the plan)

                                FRANK A. INGARI,
                                SHIVA CORPORATION
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                 28 CROSBY DRIVE
                          BEDFORD, MASSACHUSETTS 01730
                                 (617) 270-8300
           (Name and address including zip code and telephone number, including area code, of agent for service)

                         CALCULATION OF REGISTRATION FEE

                                                   Proposed
                                    Maximum        Maximum        Proposed
Title of              Amount        Offering       Aggregate      Amount of
Securities to         to be         Price Per      Offering       Registration
be Registered         Registered    Share (1)      Price (1)      Fee
- --------------------------------------------------------------------------------
Common Stock          2,059         $60.75         $125,084.25    $43.14
par value $.01
per share


(1) Estimated solely for the purposes of calculating the registration fee, and based upon the average of the high and low prices of the Common Stock on the Nasdaq National Market on September 23, 1996 in accordance with Rules 457(c) and 457(h) of the Securities Act of 1933, as amended.

     PART I. INFORMATION REQUIRED IN THE SECTION 10(A) PROSPECTUS

Item 1. Plan Information
        ----------------

     The information required by Part I of Form S-8 relating to the 2,059 restricted securities registered hereunder for resale pursuant to General Instruction C of Form S-8 is included in the Reoffer Prospectus filed together with this Registration Statement.

     PART II. INFORMATION REQUIRED IN THE REGISTRATION STATEMENT.

Item 3. Incorporation of Documents by Reference
        ---------------------------------------

     Shiva Corporation, a Massachusetts corporation (the "Registrant"), is subject to the informational and reporting requirements of Sections 13(a), 14 and 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission. The following documents, which are on file with the Securities and Exchange Commission, are incorporated in this Registration Statement by reference:

     (a) The Registrant's latest annual report filed pursuant to Section 13(a) or 15(d) of the Exchange Act or either (1) the latest prospectus filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended (the "Securities Act"), that contains audited financial statements for the Registrant's latest fiscal year for which such financial statements have been filed or (2) the Registrant's effective registration statement on Form 10 or 20-F filed under the Exchange Act containing audited financial statements for the Registrant's latest fiscal year.

     (b) All other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the Registrant document referred to in (a) above.

     (c) The description of the common stock of the Registrant, par value $.01 per share (the "Common Stock"), which is contained in a registration statement filed under the Exchange Act, including any amendment or report filed for the purpose of updating such description.

     All documents subsequently filed by the Registrant pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act prior to the filing of a post-effective amendment which indicates that all shares offered hereby have been sold or which deregisters all shares then remaining unsold, shall be deemed to be incorporated in this Registration Statement by reference and to be a part hereof from the date of filing of such documents.

Item 4. Description of Securities
        -------------------------

     Not applicable.

Item 5. Interests of Named Experts and Counsel
        --------------------------------------

     Not  applicable.

Item 6. Indemnification
        ---------------

     Article 6 of the Registrant's Restated Articles of Organization provides that no director of the Registrant shall be liable for any breach of fiduciary duty, except to the extent that (1) the Massachusetts Corporation Law prohibits the elimination or limitation of liability of directors for breach of fiduciary duty, or (2) the act or omission occurred prior to the effective date of the provision.

     Section 2 of Article V of the Registrant's Restated By-Laws provides that directors, officers, employees and other agents of the Registrant and any person who, at the request of the corporation, serves as a director, officer, employee or other agent of another organization in which the Registrant directly or indirectly owns shares or of which it is a creditor shall be indemnified by the Registrant against all cost, expense (including attorneys' fees), judgment, liability and/or amount paid in settlement reasonably incurred by or imposed upon him in connection with any action, suit or proceeding (including any proceeding before any administrative or legislative body or agency) to which he may be made a party or otherwise involved or with which he shall be threatened, by reason of his being, or related to his status as a director, officer, employee or other agent of the Registrant or of any other organization in which the Registrant directly or indirectly owns shares or of which the Registrant is a creditor, which other organization he serves or has served as director, officer, employee or other agent at the request of the Registrant (whether or not he continues to be an officer, director, employee or other agent of the corporation or such other organization at the time such action, suit or proceeding is brought or threatened), unless such indemnification is prohibited by the Business Corporation Law of the Commonwealth of Massachusetts.

     Chapter 156B of the General Laws of Massachusetts (the "Massachusets Business Corporation Law") prohibits the elimination or limitation of directors' liability for any of the following:

          (a) Breaches of the director's duty of loyalty to the Registrant or its stockholders;

          (b) Acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

          (c) Acts covered by Sections 61 or 62 of the Massachusetts Business Corporation Law (which relate generally to the liability of directors for authorizing distributions to stockholders at a time when the Registrant is insolvent or bankrupt and the liability of directors for approving loans to officers or directors of the Registrant which are not repaid and which were not approved or ratified by a majority of disinterested directors or stockholders); and

          (d) Transactions from which the director derived an im proper personal benefit.

     The Massachusetts Business Corporation Law authorizes Massachusetts corporations to indemnify directors and officers for actions taken in good faith and in a manner such person reasonably believed to be in the best interests of the corporation.

     The right of indemnification is in addition to any rights to which any such person may otherwise be entitled and inures to the benefit of the executors or administrators of each such person. The Registrant may pay the expenses incurred by any such person in defending a civil or criminal action, suit or proceeding in advance of the final disposition of such action, suit, or proceeding, upon receipt of an undertaking by such person to repay such payment if it is determined that such person is not entitled to indemnification hereunder. This section is subject to amendment or repeal only by action of the stockholders.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The "Recommended Offers by Dundas and Wilson CS on behalf of Shiva Corporation" dated June 16, 1995 (the "Offer Document") provides that the Majority Stockholders (as defined therein) of Spider Systems Limited ("Spider") will indemnify the Registrant and its officers and directors with respect to the statements of the business and affairs of Spider as set forth in the Offer Document. Any indemnification pursuant to this section shall be limited to the shares of Common Stock held in escrow following the closing date of the Registrant's acquisition of Spider. In addition, each Majority Stockholder, severally and not jointly, has agreed to indemnify the Registrant and its officers and directors against and has agreed to hold the Registrant and its officers and directors harmless from any and all damage, loss, liability and expense (including, without limitation, reasonable expenses of investigation and reasonable attorneys' fees and expenses in connection with any action, suit or proceeding) ("Loss") incurred or suffered by the Registrant and its officers and directors arising out of any misrepresentation or breach of a warranty made by such Majority Stockholder pursuant to the Agreement and Undertaking dated as of June 13, 1995, provided that (i) a Majority Stockholder shall only be liable for any misrepresentations or breaches of warranties made by himself or itself and
(ii) a Majority Stockholder's maximum liability shall not extend beyond the number of shares of the Registrant's Common Stock received by such Majority Stockholder in connection with the Spider acquisition (including shares of the Registrant's Common Stock held in escrow on his or its behalf.) The Registration Rights Agreement executed in connection with the Spider acquisition provides for indemnification by the Selling Stockholders of directors, officers and controlling persons of the Registrant against certain liabilities, including liabilities under the Act, under certain circumstances.

     The registration rights provisions of the Agreement and Plan of Merger dated as of June 16, 1996 between the Registrant, a wholly-owned subsidiary of the Registrant and AirSoft, Inc. (the "Merger Agreement") provides that the former stockholders of AirSoft, Inc. will indemnify the Stockholders of the Registrant and its directors and officers against certain liabilities, including liabilities under the Act, under certain circumstances.

     The Registrant maintains on behalf of its directors and officers insurance protection against certain liabilities arising out of the discharge of their duties. The Registrant also maintains insurance covering the Registrant against indemnification payments to its directors and officers for certain liabilities. However, to the extent such coverage is inadequate to cover claims against directors or officers, the Registrant may be required pursuant to the By-Laws to reimburse the directors or officers for the uninsured portion of such claims. In such an event, the Registrant's indemnification obligations to its directors and officers could have a material negative impact on the Registrant's financial condition and on stockholder equity.

Item 7. Exemption from Registration Claimed
        -----------------------------------

     All of the shares of Common Stock of the Registrant covered by this Registration Statement are being offered for resale by stockholders of the Registrant. These shares were issued to said stockholders by the Registrant in reliance on [Section] 4(2) of the Securities Act relating to sales by an issuer not involving a public offering upon the exercise of stock options originally granted to the stockholders by AirSoft, Inc., which options were assumed by the Registrant in connection with the Registrant's acquisition of AirSoft, Inc.

Item 8. Exhibits
        --------

     The Exhibit Index immediately preceding the exhibits is attached hereto and incorporated herein by reference.

Item 9. Undertakings
        ------------

     1.   The Registrant hereby undertakes:

          (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration statement or any material change to such information in the Registration Statement;

          PROVIDED, HOWEVER, that paragraphs (i) and (ii) do not apply if the Registration Statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to
Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

          (b) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (c) To remove from registration by means of a post-effective amendment, any of the securities being registered which remain unsold at the termination of the offering.

     2. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     3. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction on the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Bedford, Commonwealth of Massachusetts, on the 27th day of September, 1996.

                                                  SHIVA CORPORATION

                                                  By: /s/ Frank A. Ingari
                                                      -------------------
                                                      Frank A. Ingari
                                                      President and Chief
                                                      Executive Officer


                                POWER OF ATTORNEY

     We, the undersigned officers and directors of Shiva Corporation hereby severally constitute Frank A. Ingari, Cynthia Deysher and M. Elizabeth Potthoff, and each of them singly, our true and lawful attorneys with full power to them, and each of them singly, to sign for us and in our names in the capacities indicated below, the Registration Statement on Form S-8 filed herewith and any and all subsequent amendments to said Registration Statement, and generally to do all such things in our names and behalf in our capacities as officers and directors to enable Shiva Corporation to comply with all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by said attorneys, or any of them, to said Registration Statement and any and all amendments thereto.

     Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature                    Title                            Date
- ---------                    -----                            ----

/s/ Frank A. Ingari          President, Chief Executive       September 27, 1996
- ------------------------     Officer and Chairman of the
Frank A. Ingari              Board (Principal Executive
                             Officer)

/s/ Cynthia Deysher          Senior Vice President,           September 27, 1996
- ------------------------     Finance and Administration
Cynthia Deysher              and Chief Financial Officer
                             (Principal Financial and
                             Accounting Officer)

/s/ David C. Cole            Director                         September 27, 1996
- ------------------------
David C. Cole

/s/ Henry F. McCance         Director                         September 27, 1996
- ------------------------
Henry F. McCance

                             Director
- ------------------------
L. John Doerr

/s/ Paul C. O'Brien          Director                         September 27, 1996
- ------------------------
Paul C. O'Brien

/s/ Mitchell E. Kertzman     Director                         September 27, 1996
- ------------------------
Mitchell E. Kertzman

                                  EXHIBIT INDEX

Exhibit
Number            Description
- ------            -----------

4.1  (1)          Restated Articles of Organization of the
                  Registrant, as amended.

4.2  (2)          Restated By-Laws of the Registrant, as amended.

5.1               Opinion of Hale and Dorr.

10.1 (3) Agreement and Plan of Merger dated as of June 16, 1996 by and among Shiva Corporation, a Massachusetts corporation, SV Acquisition Corp., a Delaware corporation, and AirSoft, Inc., a Delaware corporation.

23.1              Consent of Price Waterhouse LLP.

23.2              Consent of Deloitte & Touche LLP.

23.3.             Consent of Coopers & Lybrand.

23.4              Consent of Hale and Dorr (included in Exhibit 5.1)

24.1 Power of Attorney (included on the signature page of this Registration Statement)

27.1              Financial Data Schedule for fiscal year 1994.

27.2              Financial Data Schedule for fiscal year 1995.








- -------------------------------
(1) Incorporated herein by reference from the Registrant's Registration Statement on Form S-1, filed October 24, 1994 (Registration No. 33-84884), as amended by Amendment No. 1, filed November 4, 1994; Amendment No. 2, filed November 8, 1994; and Amendment No. 3, filed November 16, 1994.

(2) Incorporated by reference from the Registrant's Form 10-K, filed October 24, 1994.

(3) Incorporated by reference from the Registrant's Form 8-K, filed June 27, 1996, as amended by Amendment No. 1 on Form 8-K/A filed July 9, 1996.

REOFFER PROSPECTUS
- ------------------


                              SHIVA CORPORATION

                          -------------------------

                                 2,059 SHARES

                                 COMMON STOCK

                           $.01 PAR VALUE PER SHARE

                          -------------------------

        This Prospectus relates to the resale of 2,059 shares of Common Stock, $.01 par value per share (the "Shares"), of Shiva Corporation (the "Company" or "Shiva") by certain selling stockholders (the "Selling Stockholders") who acquired the Shares in a private placement made in connection with the exercise of stock options granted under the AirSoft, Inc. 1993 Stock Plan which options were assumed by the Company in connection with the acquisition by Shiva of AirSoft, Inc. The Shares may be sold from time to time by the Selling Stockholders in brokers' transactions, to market makers or in block placements, at market prices prevailing at the time of sale or at prices otherwise negotiated. See "Selling Stockholders" and "Plan of Distribution."

         The Company will not receive any of the proceeds from the sale of the Shares. The Company has agreed to bear certain expenses in connection with the registration of the Shares being offered and sold by the Selling Stockholders.

         The Company's Common Stock is quoted on the Nasdaq National Market under the symbol "SHVA". On September 24, 1996, the last reported sale price for the Common Stock was $59.25.

                             -----------------------

         THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 5.

                             -----------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                 PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

                             -----------------------

         The Selling Stockholders have advised the Company that they propose to offer, from time to time, all or part of the shares of Common Stock on the Nasdaq National Market in ordinary brokerage transactions, in negotiated transactions, or otherwise, at such prices and on such terms as may be obtainable and satisfactory to the Selling Stockholders. No underwriting discounts or commissions will be paid other than normal brokerage commissions and fees which will be payable by the Selling Stockholders. No sales or distributions other than as described herein will be effected until this Prospectus shall have been appropriately amended or supplemented. See
"Plan of Distribution."


               The date of this Prospectus is September 27, 1996.

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information are available for inspection and copying at the public reference facilities maintained by the Commission at 450 Fifth Street, Room 1024, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, Room 1024, N.W., Washington, D.C. 20549 at prescribed rates. In addition, the Company is required to file electronic versions of these documents with the Commission through the Commission's Electronic Data Gathering, Analysis and Retrieval (EDGAR) system. The Commission maintains a World Wide Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The Common Stock of the Company is quoted on the Nasdaq National Market. Reports and other information filed by the Company can also be inspected at the offices of the National Association of Securities Dealers,
Inc., Reports Section, 1735 K   Street, N.W., Washington, D.C. 20006.

         The Company has filed with the Commission a Registration Statement on Form S-8 (including all amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock offered hereby. This Prospectus does not contain all information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information regarding the Company and the Common Stock offered hereby, reference is hereby made to the Registration Statement and to the exhibits and schedules filed therewith. Statements contained in this Prospectus regarding the contents of any agreement or other document filed as an exhibit to the Registration Statement are not necessarily complete, and in each instance reference is made to the copy of such agreement filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement, including the exhibits and schedules thereto, may be inspected at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from such office upon payment of the prescribed fees.

         The Company will provide without charge to each person to whom a Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the documents incorporated by reference herein (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents). Written requests for such copies should be directed to Shiva Corporation, Attention: M. Elizabeth Potthoff, 28 Crosby Drive, Bedford, Massachusetts 01730. Telephone requests may be directed to M. Elizabeth Potthoff at (617) 270-8300.


                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

         The following documents filed by the Company with the Commission pursuant to the Exchange Act are incorporated in this Prospectus by reference (File No. 0-24918):

          1. The Company's Annual Report on Form 10-K for the fiscal year ended December 30, 1995.

          2. The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 30, 1996.

          3. The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 29, 1996.

          4.   The Company's Current Report on Form 8-K dated as of June 28,
               1996.

          5. The Company's Current Report on Form 8-K/A (Amendment No. 1 to Form 8-K dated as of June 28, 1996) dated as of July 8, 1996.

          6. The Company's Current Report on Form 8-K/A (Amendment No. 2 to Form 8-K dated as of June 28, 1996) dated as of August 13, 1996.

          7. The description of the Company's Common Stock, $.01 par value per share, contained in the Registration Statement on Form 8-A filed under the Exchange Act and declared effective on November 17, 1994, including any amendment or report filed for the purpose of updating such description.

         All documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the offering of the Shares, shall be deemed to be incorporated by reference in this Prospectus and made a part hereof from the date of filing of such documents.

         Any statement contained in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or in any Prospectus Supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.


                                   TRADEMARKS

         SHIVA[Registered Trademark], SHIVA WITH DESIGN[Registered Trademark] (Shiva's logo), NETMODEM/E[Registered Trademark], NETMODEM[Registered Trademark], NETBRIDGE[Registered Trademark], NETSERIAL[Registered Trademark], TELEBRIDGE[Registered Trademark], HUBLET[Registered Trademark], LANROVER[Registered Trademark], SPIDER[Registered Trademark], AIRSOFT[Registered Trademark] and ETHERGATE[Registered Trademark] are registered trademarks of Shiva and Shiva PPP[Trademark], ShivOS[Trademark], Tariff Management[Trademark], isdn[Trademark], ShivaPort[Trademark], ShivaIntegrator[Trademark], WebRover[Trademark], ShivaRemote[Trademark], Shiva Dial-In SDK[Trademark] LanRover Access Switch[Trademark], Shiva AccessPort[Trademark], ISSAK[Trademark], PowerBurst[Trademark],
PowerSurf[Trademark], PowerNet[Trademark] and AirAccess[Trademark] are trademarks of Shiva. This Prospectus also includes other trade names and marks of companies other than Shiva.

                                   THE COMPANY

         Shiva is a leader in the design, development, manufacture and sale of hardware and software products that enable transparent remote connectivity to enterprise networks from any location having access to switched analog or digital telephone service. Founded in 1985, Shiva has applied its expertise in internetworking, personal computer ("PC") software and telephony to pioneer the "remote node" approach to remote network access. Shiva's remote node solution enables a remote PC to access an existing network as a fully functional network node, thereby allowing users to access network resources from their remote PCs as if they were directly connected to the enterprise network. Shiva servers enable users to connect to computing resources from home, while traveling, or as part of a branch office or multi-user worksite.

         The Company has three remote access product lines: (i) the LanRover family, introduced in 1992 (including the LanRover Access Switch, introduced in 1996), which provides enterprise-wide remote access, (ii) the Integrator, introduced in 1994, which provides ISDN (Integrated Services Digital Network) LAN-to-LAN (local area network) remote access for enterprises, workgroups and the small office, home office (SOHO) market and (iii) the NetModem/E, introduced in 1991, which provides remote access for workgroups and the SOHO market. These products include server hardware and software, client software and network management software. Shiva remote access products enable single-user dial-in to LANs over analog or digital lines, individual dial-out from LANs to other locations and routed LAN-to-LAN dial-up connections. The Company's remote access products support all major desktop computing platforms, including IBM-compatible PCs, Apple Macintoshes and UNIX workstations. The Company also has a family of communications server products, including ShivaPort, which provides remote access for TCP/IP devices, as well as multiprotocol terminal server functionality to connect terminals and printers to a LAN.

         Shiva has developed strategic partnerships with computer operating systems vendors, such as Microsoft, major information systems providers, such as IBM, Motorola and Hewlett-Packard, and a major communications equipment company, Northern Telecom Limited. Shiva markets its products in domestic and international markets through both direct and indirect distribution channels to reach a wide range of customers.

         On August 22, 1995, the Company acquired Spider Systems Limited ("Spider"), a leading digital internetworking company based in Edinburgh, United Kingdom, in exchange for approximately 3,923,606 shares of Common Stock (the "Spider Acquisition"). The acquisition of Spider provides Shiva with a range of advanced network access products incorporating Wide Area Network (WAN) technologies such as ISDN, X.25 and Frame Relay, as well as network consulting services.

         On June 17, 1996, the Company acquired AirSoft, Inc. ("AirSoft"), a developer of performance enhancement software products and technologies for remote network computing based in California, in exchange for approximately 691,587 shares of Common Stock (the "AirSoft Acquisition"). The AirSoft Acquisition enables Shiva to add AirSoft's technologies to its portfolio of remote access solutions and to complement the market strength of Shiva PPP, Shiva's OEM client software package that is included in both the Netscape Navigator Personal Edition and the Microsoft Internet Explorer. Spider and AirSoft are collectively referred to herein as the "Acquired Companies," and the Spider Acquisition and the AirSoft Acquisition are collectively referred to as the "Recent Acquisitions."

         The Company's principal offices are located at 28 Crosby Drive, Bedford, Massachusetts 01730, and the Company's telephone number is (617) 270-8300.

                     SELECTED CONSOLIDATED FINANCIAL DATA

        The following data as of December 30, 1995 and December 31, 1994 and for each of the three years in the period ended December 30, 1995 have been derived from, and are qualified by reference to, the Company's financial statements audited by Price Waterhouse LLP, independent accountants. The consolidated balance sheet at December 30, 1995 and December 31, 1994 and the related consolidated statements of operations and of cash flows for the three years ended December 30, 1995 and notes thereto appear elsewhere herein. The Price Waterhouse LLP report on the financial statements is based in part on the report of other independent accountants. These accountants' reports also appear elsewhere in this Prospectus. The following data as of January 2, 1993 have been derived from, and are qualified by reference to, the Company's unaudited financial statements, not included in this Prospectus. The following data as of December 31, 1991 and for the year then ended have been derived from, and are qualified by reference to, the Company's unaudited financial statements, not included in this Prospectus, and include all adjustments, consisting only of normal recurring adjustments, which management considers necessary for a fair presentation of the results of such periods. The following data as of June
29, 1996 and for each of the six-month periods ended June 29, 1996 and July 1, 1995 have been derived from, and are qualified by reference to, the Company's unaudited financial statements also appearing herein and which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the unaudited interim periods. The selected consolidated financial data presented below should be read in conjunction with and are qualified by reference to, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and Notes thereto, appearing elsewhere herein.

        The Spider Acquisition has been accounted for as a pooling of interest and therefore the financial data of the Company below are presented as if the Companies had been combined for all periods presented. Spider's results of operations for the years ended March 31, 1992 through 1994 have been combined with Shiva's results of operations for fiscal 1991 through 1994, respectively. Spider's financial position as of March 31, 1992 through 1995 has been combined with Shiva's financial position as of fiscal 1991 through 1994, respectively.

        The Airsoft Acquisition has been accounted for as a pooling of interests and therefore the financial data of the Company below are presented as if the companies had been combined for all periods presented. Airsoft was incorporated and commenced operations on January 5, 1993. Airsoft's results of operations for the years ended December 31, 1993 through 1995 have been combined with Shiva's results of operations for fiscal years 1993 through 1995, respectively. Airsoft's financial position as of December 31, 1993 through 1995 has been combined with the Company's financial position as of fiscal 1993 through 1995, respectively. The interim periods presented are for the six-month periods ended June 29, 1996 and July 1, 1995 for both Shiva and Airsoft.


                                                                                                                  Six Months Ended
                                                                  FISCAL YEARS                                   -------------------
                                ----------------------------------------------------------------------------     June 29,    July 1,
                                   1995              1994            1993            1992           1991           1996      1995
                                                    (In thousands, except per share data)                        -------------------
STATEMENT OF OPERATIONS DATA
Revenues                        $118,581           $81,058          $61,262        $52,815         $54,199       $94,794     $52,113
Merger expenses                   13,986                 -               -             -               -           1,987         -
Operating income (loss) before
  merger expenses                  9,946             3,859            1,764         (2,790)         (2,888)       13,850       3,468
Net income (loss)                 (4,852)*           2,040              416         (4,063)         (3,216)        9,314       2,355
Net income (loss) per share        (0.18)             0.09             0.02          (0.32)          (0.26)          .30         .09
Weighted average common and
  common equivalent shares
  outstanding                     27,337            22,945           16,832        12,828          12,586        31,296      27,045

                               December 30,      December 31,      January 1,     January 2,     December 31,    June 29,
                                  1995              1994             1994           1993            1991           1996
                                  ----              ----             ----           ----            ----           ----
BALANCE SHEET DATA
Working capital                 109,376            38,307            1,252            738           4,668        $117,882
Total assets                    150,123            72,559           29,514         23,275          32,228         176,238
Long-term obligations             1,088             5,085            3,418          4,267           5,865             863
Stockholders' equity            122,904            44,113            6,072          4,195           8,142         141,182


* In the absence of merger expenses incurred in FY95, net income and net income per share would have been $8.5 million and $0.31, respectively. In the absence of merger expenses incurred in the six months ended June 29, 1996, net income and net income per share would have been $11.3 million and $0.36, respectively.


        Spider's unaudited results of operations for the three-month period ended March 31, 1995, which are included in both the results of operations in fiscal 1994 and the nine-month period ended September 30, 1995, were as follows (in thousands):

        Revenues .........................................  $12,592
        Income from operations ...........................    1,350
        Net Income .......................................  $   899


QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
- -------------------------------------------

                                           First         Second          Third       Fourth
(In thousands, except per share data)     Quarter        Quarter        Quarter      Quarter
                                          -------        -------        -------      -------
FISCAL 1995

Revenues                                  $25,737        $26,377       $ 30,033      $36,434
Gross profit                               14,659         15,197         17,663       21,875
Merger expenses                                 -              -         13,986            -
Net income                                  1,382            973        (11,552)       4,346
Net income (loss) per share               $  0.05        $  0.04       $  (0.42)     $  0.15

Common Stock Prices -----  High           $ 21.00        $ 22.25       $  31.63      $ 38.75
                           Low            $ 13.50        $ 14.13       $  19.38      $ 21.13



                                           First         Second          Third       Fourth
                                          Quarter        Quarter        Quarter      Quarter
                                          -------        -------        -------      -------
FISCAL 1994 (1)

Revenues                                  $19,677        $17,956        $19,875      $21,412
Gross profit                               10,693         10,349         11,606       12,566
Net income                                    682            (31)           365          867
Net income per share                      $  0.03        $  0.00        $  0.02      $  0.03

Common Stock Prices -----  High              -              -              -         $ 21.50
                           Low               -              -              -         $ 13.25


(1) Fiscal 1994 quarterly results include comparable periods for the Company and Spider and therefore differ from the audited consolidated statement of operations in that the audited consolidated statement of operations combine Spider's results of operations for the year ended March 31, 1995 with the Company's results of operations for the year ended December 31, 1994.



                                  RISK FACTORS

         An investment in the shares of Common Stock offered hereby involves a high degree of risk. Prospective investors should carefully consider the following risk factors, in addition to the other information contained in this Prospectus and the documents incorporated by reference herein, before purchasing the shares of Common Stock being offered hereby. This Prospectus and the documents incorporated by reference herein contain forward-looking statements that involve risks and uncertainties. For this purpose, any statements that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects" and similar expressions are intended to identify forward-looking statements. The Company's actual results may differ materially from the results discussed in the forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Prospectus.

UNCERTAINTIES RELATING TO THE RECENT ACQUISITIONS

RISKS ASSOCIATED WITH THE INTEGRATION OF THE ACQUIRED COMPANIES

         The successful and timely integration of Shiva and the Acquired Companies is critical to the future financial performance of the combined company. The combination of these companies will require, among other things, continuing integration of the companies' respective product offerings and coordination of their sales and marketing and research and development efforts. The diversion of the attention of management created by the integration process, and any difficulties encountered in the transition process, could have an adverse impact on the revenues and operating results of the combined company. In addition, the process of combining these organizations could cause the interruption of, or a loss of momentum in, the activities of any or all of the companies' businesses, which could have an adverse effect on their combined operations. The difficulty of combining the three companies may be increased by the need to integrate personnel and the geographic distance between the three companies. Changes brought about by the Recent Acquisitions may cause key employees to leave. There can be no assurance that the combined company will retain the employees it wants to retain or that the combined company will realize any of the other anticipated benefits of the Recent Acquisitions.

RESELLERS, DISTRIBUTORS AND CUSTOMERS

         There can be no assurance that resellers, distributors and present and potential customers of Shiva will continue their recent buying patterns without regard to the Recent Acquisitions, and any significant delay or reduction in orders could have an adverse effect on the Company's near-term business and results of operations.

TRANSACTION CHARGES

         In connection with the Spider Acquisition, Shiva recorded charges to operations of approximately $14.0 million in the quarter ended September 30, 1995, the quarter in which the acquisition was consummated. These charges reflect costs associated with combining the operations of the two companies and transaction fees and costs incident to the Spider Acquisition. There can be no assurance that Shiva will not incur additional material charges in subsequent quarters to reflect costs associated with the Spider Acquisition.

         In connection with the AirSoft Acquisition, Shiva recorded charges to earnings of approximately $2.0 million in the quarter ended June 29, 1996, the quarter in which the acquisition was consummated. These charges reflect costs associated with combining the operations of the two companies and transaction fees and costs incident to the AirSoft Acquisition. There can be no assurance that Shiva will not incur additional material charges in subsequent quarters to reflect costs associated with the AirSoft Acquisition.

ADVERSE EFFECT OF POTENTIAL FLUCTUATIONS IN QUARTERLY RESULTS;
SEASONALITY OF RESULTS OF OPERATIONS

         Shiva's quarterly operating results may vary significantly depending on factors such as the timing of significant orders, the timing of new product introductions by Shiva and its competitors and the mix of distribution channels through which Shiva's products are sold. Spider's quarterly operating results have historically been highly seasonal, with sales and earnings generally stronger in the six-month period ended March 31 of each year and generally weaker in the six-month period ended September 30 of each year. There can be no assurance that Shiva will be able to continue its growth in revenues or sustain its profitability on a quarterly or annual basis. Revenues can be difficult to forecast due to the early stage of development of the remote access market and the fact that the Company's sales cycle, from initial inquiry to trial to multiple product purchases, varies substantially from customer to customer. Shiva's expense levels are based, in part, on its expectations as to future revenues. If revenue levels are below expectations, operating results may be adversely affected. Moreover,

Shiva's resellers typically stock significant levels of inventory, and the Company's revenues may fluctuate based on the level of the resellers' inventories in any particular quarter.

NEW PRODUCTS AND RAPID TECHNOLOGICAL CHANGE

         The market for Shiva's products is characterized by rapidly changing technology, evolving industry standards and frequent new product introductions. Shiva's future success will depend on its ability to enhance its existing products and to introduce new products and features to meet and adapt to changing customer requirements and emerging technologies. The Company recently introduced the LanRover Access Switch, a new high-end remote access switch, and AccessPort, a new ISDN client router, each in 1996, and any delay by the Company in completing the development of these products, or the failure of these products to achieve market acceptance, could have a material adverse effect on the Company's financial condition or results of operations. In addition, there can be no assurance that Shiva will be successful in identifying, developing, manufacturing or marketing other new products or enhancing its existing products. Also, there can be no assurance that services, products or technologies developed by others will not render Shiva's products or technologies uncompetitive or obsolete.

HIGHLY COMPETITIVE ENVIRONMENT

         The market for remote access products is highly competitive. Shiva competes with traditional vendors of modems, remote control software, terminal emulation software and application specific remote access solutions. Shiva also competes with suppliers of terminal servers, routers, hubs and other data communications products, and companies offering remote access solutions based on emerging technologies such as switched digital telephone services. In addition, Shiva may encounter increased competition from operating system and network operating system vendors to the extent such vendors include full remote access capabilities in their products. The Company currently licenses a version of its client software that can also operate with non-Shiva servers, and there can be no assurance that the licensing of such software will not enable other vendors to develop competitive remote access solutions. The Company may also encounter competition from telephone service providers (such as AT&T or the regional Bell operating companies) that may offer remote access services through their telephone networks.

         The typical method of corporate remote access using Shiva's products involves a remote user establishing a connection directly to a remote access server located on the corporation's network. This method of remote access could migrate to one in which the remote user establishes a connection to a public network, such as the Internet, to which the corporate network is also connected. Increased competition from remote access service offerings through public networks could have a material adverse effect on the Company's business.

         The Spider Acquisition has added products to Shiva's portfolio that compete more directly with those offered by large internetworking and communications server companies than did Shiva's products prior to the Spider Acquisition. As a result, the Company is in more direct competition across a broader product line with these companies, many of whom have substantially greater resources than Shiva.

         Increased competition could result in price reductions and loss of market share which would adversely affect Shiva's revenues and profitability. Many of Shiva's current and potential competitors have greater financial, marketing, technical and other resources than Shiva. There can be no assurance that Shiva will be able to continue to compete successfully with its existing competitors or will be able to compete successfully with new competitors.

RISKS ASSOCIATED WITH INTERNATIONAL REVENUES, REGULATORY STANDARDS AND FOREIGN CURRENCY EXCHANGE RATE FLUCTUATIONS

         The Company's international revenues accounted for approximately 39%, 47%, 52%, 55% and 57% of total revenues in the first six months of fiscal 1996 and in fiscal 1995, 1994, 1993 and 1992, respectively. In addition to direct international sales, Shiva also sells products to U.S. original equipment manufacturers, such as IBM, that sell such products internationally. While many of Shiva's current products are designed to meet the regulatory standards of foreign markets, any inability to obtain foreign regulatory approvals with respect to future products on a timely basis could have an adverse effect on operating results. In addition, Shiva is subject to the usual risks of doing business abroad, including fluctuations in currency exchange rates, increases in duty rates, difficulties in obtaining export licenses, difficulties in enforcement of intellectual property rights and political uncertainties. To the extent that the Company makes sales denominated in currencies other than U.S. dollars, gains and losses on the conversion of such sales to U.S. dollars may in the future contribute to fluctuations in the Company's business and operating results. In addition, fluctuations in exchange rates could affect demand for the Company's products.

POTENTIAL VOLATILITY OF STOCK PRICE

         The Company's shares of Common Stock have been listed on the Nasdaq National Market since November 1994. The market price of the Common Stock has experienced significant variations during this period, ranging from a high of $87.25 to a low of $13.25, and there can be no assurance that the market price of the Common Stock will not experience similar fluctuations in the future or will not fall below such levels. The market price of the Company's Common Stock could be subject to wide fluctuations in response to quarter-to-quarter variations in operating results, changes in earnings estimates by analysts and market conditions in the industry, as well as general economic conditions. In addition, the stock market has experienced volatility that has particularly affected the market prices for many companies' stock and that often has been unrelated to the operating performance of such companies. These market fluctuations may adversely affect the market price of the Company's Common Stock.

RELIANCE ON REMOTE ACCESS MARKET; EARLY STAGE OF MARKET; CLIENT SOFTWARE LICENSING STRATEGY

         Shiva currently devotes a significant portion of its research and development, manufacturing, marketing and sales resources to service the private and public remote access market and expects to continue to do so. Although Shiva believes that its concentrated focus provides it with competitive advantages in the remote access market, this focus also may leave the Company more vulnerable to a decline in the remote access market than companies with more diverse product offerings. Moreover, the Company's future financial performance will depend in large part on continued growth in the remote access market, which in turn will depend in part on the growth in the number of organizations utilizing remote access products and the number of applications developed for use with those products. There can be no assurance that these markets will continue to grow or that the Company will be able to respond effectively to the evolving requirements of these markets. Moreover, many of the Company's customers have not yet standardized upon any particular remote access solution, and there can be no assurance that Shiva's products will be the standard adopted by its customers.

         The Company grants unlimited use licenses of its client software, which operates solely with Shiva servers, as part of each sale of a remote access server. The Company has implemented a strategy of licensing a version of its client software that can also operate with non-Shiva servers to third-party vendors who desire to provide remote access functionality in their own product offerings. There can be no assurance that the Company will achieve significant revenues from the licensing of its client software.

POTENTIAL ADVERSE IMPACT OF PRODUCT RETURNS AND PRICE REDUCTIONS

         Shiva provides most of its distributors and resellers with product return rights for stock balancing or product evaluation. Shiva also provides most of its distributors and resellers with price protection rights. Stock balancing rights permit distributors to return products to Shiva for credit against future product purchases, within specified limits. Product evaluation rights permit end-users to return products to Shiva, through the distributor or reseller from whom such products were purchased, within 30 days of purchase if such end-user is not fully satisfied. Price protection rights require that Shiva grant retroactive price adjustments for inventories of Shiva products held by distributors or resellers if Shiva lowers its prices for such products. Revenues were reduced by provisions for product returns of $3,978,000, $7,410,000, $7,092,000 and $4,938,000 in the first six months of fiscal 1996 and in fiscal 1995, 1994 and 1993, respectively. Reserves for product returns were $4,983,000, $4,581,000, $3,309,000 and $2,054,000 at June 29, 1996,
December 30, 1995, December 31, 1994 and January 1, 1994, respectively.
Although Shiva believes that it has adequate reserves to cover product returns and price reductions, there can be no assurance that the Company will not experience significant returns or price protection adjustments in the future or that such reserves will be adequate to cover such returns and price reductions.

DEPENDENCE ON SUBCONTRACTORS AND SUPPLIERS

         Shiva is dependent on two subcontractors for the manufacture of significant portions of its remote access products. If these subcontractors were to become unable or unwilling to continue to manufacture Shiva's key products in required volumes, the Company would have to identify and qualify acceptable additional subcontractors. This qualification process could be lengthy and no assurances can be given that any additional sources will become available to the Company on a timely basis. In addition, the chipsets used in certain of Shiva's Token Ring connectivity products and modem products are currently available only from IBM and Rockwell, respectively. To date, Shiva has not experienced significant delays in the receipt of key components. Certain of the components of the Integrator product line are currently available only from Intel, Motorola and Matra Harris. The inability to obtain sufficient key components as required, or to develop alternative sources if and as required in the future, could result in delays or reductions in product shipments which, in turn, could have a material adverse effect on Shiva's results of operations.

POTENTIAL ADVERSE EFFECT OF ANY INABILITY TO MANAGE GROWTH

         Shiva is currently experiencing a period of rapid growth which has placed, and could continue to place, a significant strain on its resources. This strain has been increased by the Recent Acquisitions. If Shiva's management is unable to manage any future growth effectively, Shiva's results of operations could be adversely affected.

DEPENDENCE ON HIGHLY-SKILLED PERSONNEL

         Shiva believes that its future success will also depend in large part upon its ability to attract and retain highly skilled technical, managerial and marketing personnel including, in particular, additional management personnel in the areas of research and development and technical support. Competition for such personnel is intense. There can be no assurance that Shiva will be successful in attracting and retaining the personnel it requires to continue to grow.

DEPENDENCE ON PROPRIETARY TECHNOLOGY

         Although Shiva believes that its continued success will depend primarily on continuing innovation, sales, marketing and technical expertise, the quality of product support and customer relations, Shiva must also protect the proprietary technology contained in its products. Shiva does not currently hold any patents, relying instead on a combination of copyright, trademark, trade secret laws and contractual provisions to establish and protect proprietary rights in its products. There can be no assurance that the steps taken by Shiva in this regard will be adequate to deter misappropriation or independent third-party development of its technology. Although Shiva believes that its products and technology do not infringe proprietary rights of others, there can be no assurance that third parties will not assert infringement claims or that Shiva will not be required to obtain licenses of third-party technologies.

ADVERSE EFFECT OF FLUCTUATIONS IN ECONOMIC AND MARKET CONDITIONS

         The demand for Shiva's products depends in large part upon the general demand for computer networks. General demand for computing related equipment fluctuates from time to time based on numerous factors, including capital spending levels and general economic conditions. The market for remote access products is relatively new, and therefore Shiva believes that current economic conditions have not had an adverse effect on its business. However, there can be no assurance that future declines of computer and related equipment sales, as a result of general economic conditions, or any other reason, would not have an adverse effect on the Company's results of operations.

SHARES ELIGIBLE FOR FUTURE SALE

         Sales of substantial numbers of shares of the Company's Common Stock in the public market could adversely affect the market price of the Common Stock.

POTENTIAL ADVERSE EFFECTS OF ANTI-TAKEOVER PROVISIONS; RIGHTS PLAN; POSSIBLE ISSUANCE OF PREFERRED STOCK

         The Company's Restated Articles of Organization and Restated By-laws contain provisions that may make it more difficult for a third party to acquire, or discourage acquisition bids for, the Company. Moreover, the Company is subject to an anti-takeover provision of the Massachusetts General Laws which prohibits, subject to certain exceptions, a holder of 5% or more of the outstanding voting stock of the Company from engaging in certain activities with the Company, including a merger, stock or asset sale. These provisions could limit the price that certain investors might be willing to pay in the future for shares of the Company's Common Stock. In addition, the Company has adopted a Rights Plan pursuant to which the Company has distributed to its stockholders rights to purchase shares of junior participating preferred stock. Upon certain triggering events, such rights become exercisable to purchase the Company's Common Stock at a price substantially discounted from the then applicable market price of the Company's Common Stock. The Rights Plan could have the effect of discouraging a merger or tender offer involving the securities of the Company that is not approved by the Company's Board of Directors by increasing the cost of effecting any such transaction and, accordingly, could have an adverse impact on stockholders who might want to vote in favor of such merger or participate in such tender offer. Also, shares of the Company's Preferred Stock may be issued in the future without further stockholder approval and upon such terms and conditions, and having such rights, privileges and preferences, as the Board of Directors may determine. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of any holders of Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or discouraging a third party from acquiring, a majority of the outstanding voting stock of the Company. The Company has no present plans to issue any shares of Preferred Stock, although shares of Preferred Stock are reserved for issuance under the Rights Plan.


                                 USE OF PROCEEDS

         The Company will not receive any of the proceeds from the sale of the Shares of Common Stock by the Selling Stockholders.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto.

OVERVIEW

     The Company was incorporated in 1985 and initially specialized in the development of networking products for AppleTalk LANs (local area networks). In late fiscal 1991, the Company began a transition toward the sale of remote access products with the introduction of NetModem/E, its first multiplatform, multiprotocol remote access product for workgroups. In fiscal 1992, the Company continued its strategic shift towards remote access products and introduced its LanRover product line, a multiport, enterprise-wide remote access solution. In fiscal 1993, the Company established an OEM relationship with IBM, resulting in the release of IBM's 8235 product, a LanRover server customized for IBM environments. In fiscal 1994, the Company introduced the LanRover/PLUS server and released LanRover 3.0 server, which provides multiprotocol capability. In fiscal 1995, the Company continued to focus on its core remote access products including a new software release for its LanRover and NetModem product lines, Release 3.5, and broadened its base of strategic partners by establishing relationships with Hewlett-Packard ("HP"), Motorola and Northern Telecom Limited ("Nortel").

     In August 1995, the Company acquired Spider Systems Limited ("Spider"), a leading digital internetworking company based in Edinburgh, U.K., through the issuance of approximately 3,923,606 shares of its common stock (the "Spider Acquisition"). The Spider Acquisition has been accounted for as a pooling of interests. Therefore, the consolidated financial statements for all periods presented have been restated to include the financial results of Spider. Spider's results of operations in the years ended March 31, 1995 and 1994 have been combined with Shiva's results of operations in fiscal 1994 and 1993, respectively. Spider's results of operations in the twelve-month period ended December 30, 1995 have been combined with Shiva's results of operations in fiscal 1995. Spider's unaudited results of operations in the three-month period ended March 31, 1995 have therefore been included in the Company's results of operations in fiscal 1994 and fiscal 1995. See Note 1 of Notes to Consolidated Financial Statements.

     As a result of the Spider Acquisition, Shiva acquired technologically advanced network access hardware and software products. These products connect remote LANs and individual users to a corporate network, facilitating network access using advanced switched digital communication protocols such as ISDN,
X.25 and Frame Relay. These products include the ShivaIntegrator product line, communications servers and communications software. The ShivaIntegrator product line provides switched digital LAN-to-LAN remote access for enterprises and workgroups. Communications servers provide remote access for TCP/IP devices and multiprotocol terminal server functionality to connect terminals and printers to a LAN. In addition to these product offerings, Shiva now provides network integration services and also sells, installs and supports products manufactured by the Company and third parties.

     In June 1996, the Company issued approximately 691,587 shares of its common stock in exchange for all the outstanding shares of AirSoft, Inc. (the "AirSoft Acquisition"). AirSoft, Inc. ("AirSoft") designs, manufactures and sells performance enhancement software products. The AirSoft Acquisition has been accounted for as a pooling of interests, and therefore the consolidated financial statements for all periods prior to the AirSoft Acquisition have been restated to include the accounts and operations of AirSoft with those of the Company.

     The Company derives its revenues from remote access products, other communications products and services. Remote access products include the LanRover, ShivaIntegrator and NetModem product lines. Other communications products include communications servers, third-party products (including those of 3Com), AppleTalk product, and communications software. The Company also provides a wide range of service offerings which include network integration and training and maintenance services.


RESULTS OF OPERATIONS

The following table sets forth consolidated statement of operations data of the Company expressed as a percentage of revenues for the periods indicated:


                                                   Fiscal Years                Six Months Ended
                                             --------------------------       --------------------
                                                                              June 29,     July 1,
                                             1995       1994       1993        1996         1995
                                            ------     ------     ------      ------       ------
                                                                                   (unaudited)
Revenues                                     100        100        100         100          100
Cost of revenues                              41         43         46          41           43
                                             ---        ---        ---         ---          ---
Gross profit                                  59         57         54          59           57
                                             ---        ---        ---         ---          ---

Operating expenses:

  Research and development                    12         12         13          11           12
  Selling, general and administrative         38         40         38          33           38
  Merger expenses                             12          -          -           2            -
                                             ---        ---        ---         ---          ---
           Total operating expenses           62         52         51          46           50
                                             ---        ---        ---         ---          ---
Income (loss) from operations                 (3)         5          3          13            7
Interest expense (income)                     (1)         1          2          (2)          (1)
                                             ---        ---        ---         ---          ---
Income (loss) before income taxes             (2)         4          1          15            8
Income tax provision                           2          1          1           5            3
                                             ---        ---        ---         ---          ---
Net income (loss)                             (4)%        3%         0%         10%           5%
                                             ===        ===        ===         ===          ===

SIX-MONTH PERIOD ENDED JUNE 29, 1996 COMPARED WITH THE SIX-MONTH PERIOD ENDED JULY 1, 1995.

RESULTS OF OPERATIONS

     REVENUES. Revenues increased by 82%, to $94,794,000, for the six-month period ended June 29, 1996, from $52,113,000 in the comparable period in fiscal 1995. This increase was principally due to higher revenues from the Company's remote access products. Remote access product revenues increased by 136%, to $79,016,000, in the six-month period ended June 29, 1996, from $33,497,000 during the comparable period in fiscal 1995, principally due to higher revenues from the Company's LanRover product family, including the LanRover AccessSwitch. Sales to OEM customers accounted for 20% of revenues in the six months ended June 29, 1996 and were not significant in the comparable period in fiscal 1995. These increases were partially offset by a 24% decline in revenues from the Company's other communications products. The Company anticipates that revenues from other communications products will continue to decline and will account for a decreasing percentage of revenue in future periods. The Company provides its distributors and resellers with product return rights for stock balancing and product evaluation. Revenues were reduced by provisions for product returns of $3,978,000 and $4,077,000 in the six month periods ended June 29, 1996 and July 1, 1995, respectively, representing 4% and 7% of gross revenues, respectively. International revenues increased to $37,247,000, or 39% of revenues, in the six-month period ended June 29, 1996, from $27,259,000, or 52% of revenues, in the comparable period in fiscal 1995.

     GROSS PROFIT. Gross profit increased as a percentage of revenues to 59% in the six-month period ended June 29, 1996, compared to 57% for the comparable period in fiscal 1995. This increase was primarily attributable to increased revenues from the Company's LanRover product family, which carry higher gross margins than the Company's other products, partially offset by increased revenues from lower gross margin OEM remote access products.

     RESEARCH AND DEVELOPMENT. Research and development expenses increased to $10,656,000, or 11% of revenues, in the six-month period ended June 29, 1996, from $6,356,000, or 12% of revenues, during the comparable period in fiscal 1995. The absolute increase in these expenses was primarily due to the hiring of additional research and development staff. Research and development expenses during the six-month period ended June 29, 1996 related primarily to continued enhancement and development of the Company's remote access products, including the LanRover Access Switch and the Shiva AccessPort, a new ISDN client router. Customer-funded development fees reimbursed to the Company, which are reflected as an offset to research and development expenses, were $851,000 in the six-month period ended June 29, 1996, compared to $515,000 for the comparable period in fiscal 1995. Capitalized software development costs were $593,000 in the six-month period ended June 29, 1996, compared to $264,000 in the comparable period in fiscal 1995.

     SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses increased to $31,506,000 for the six-month period ended June 29, 1996, from $20,032,000 for the comparable period in fiscal 1995. These expenses represented 33% and 38% of revenues in the six-month periods ended June 29, 1996 and July 1, 1995, respectively. The absolute increase in expenses was primarily due to worldwide expansion of the Company's sales, marketing and administrative operations necessary to support the Company's growth. The Company plans to further invest in its distribution channels in order to continue its global market penetration.

     MERGER EXPENSES. In connection with the AirSoft Acquisition, the Company incurred charges to operations of $1,987,000 in the quarter ended June 29, 1996, the quarter in which the acquisition was consummated. Such charges include: (a) transaction costs to effect the acquisition, consisting of financial advisor fees of $1,350,000 plus $325,000 for legal, regulatory and accounting expenses and (b) employee severance payments and other miscellaneous expenses of $312,000. Approximately $778,000 of such expenses were paid in the quarter ended June 29, 1996, and the remaining $1,209,000 of these charges are expected to be cash outflows in the third quarter of fiscal 1996.

     INTEREST INCOME AND EXPENSE. The Company had higher interest income during the six-month period ended June 29, 1996, due to higher investment balances related to funds generated by the Company's secondary public offering in November 1995. Interest expense decreased due to the Company's repayment of the outstanding debt of Spider Systems, Ltd. assumed as part of the Spider Acquisition, with the exception of the European Coal and Steel Community Fund loans, in the third quarter of fiscal 1995.

     INCOME TAX PROVISION. The Company's effective tax rate was 33% for the six-month period ended June 29, 1996, compared to 41% for the comparable period in fiscal 1995. The decrease in the effective tax rate for the six-month period ended June 29, 1996 was due to a reduction in the net deferred tax asset valuation allowance as a result of certain net operating losses that could now be realized, partially offset by non-deductible merger expenses.

FISCAL 1995 COMPARED TO FISCAL 1994

     REVENUES. Revenues increased by 46%, to $118,581,000, in fiscal 1995 from $81,058,000 in fiscal 1994. This increase was principally due to higher revenues from the Company's remote access products. Remote access product revenues increased by 87%, to $83,924,000, in fiscal 1995 from $44,825,000 in fiscal 1994, principally due to higher revenues from the Company's LanRover and ShivaIntegrator products. Sales of OEM products to IBM were 10% and 9% of revenues in fiscal 1995 and 1994, respectively. These increases were partially offset by a 13% decline in revenues from the Company's other communications products. The Company anticipates that revenues from other communications products will account for a decreasing percentage of revenues in future periods. The Company provides its distributors and resellers with product return rights for stock balancing and product evaluation. Revenues were reduced by provisions for product returns of $7,410,000 in fiscal 1995 and $7,092,000 in fiscal 1994, representing 6% and 8% of gross revenues in fiscal 1995 and 1994, respectively. International revenues increased to $55,197,000, or 47% of revenues, in fiscal 1995 from $41,942,000, or 52% of revenues, in fiscal 1994.

     GROSS PROFIT. Gross profit increased as a percentage of revenues to 59% in fiscal 1995, compared to 57% in fiscal 1994. This increase was primarily attributable to increased revenues from the Company's LanRover products, which carry higher gross margins than other communications products, partially offset by increased European sales of lower priced products through large volume distributors.

     RESEARCH AND DEVELOPMENT. Research and development expenses increased to $14,787,000, or 12% of revenues, in fiscal 1995 from $9,972,000, or 12% of revenues, in fiscal 1994. The absolute increase in these expenses was primarily due to the hiring of additional research and development staff. Research and development expenses during fiscal 1995 related primarily to continued enhancements of the Company's remote access products, including the ShivaIntegrator product line and a new software release for its LanRover and NetModem product lines. Customer-funded development fees reimbursed to the Company and government funded research and development grants, which are reflected as an offset to research and development expenses, were $955,000 in fiscal 1995, compared to $901,000 in fiscal 1994. Capitalized software development costs were $827,000 in fiscal 1995, compared with $293,000 in fiscal 1994. The Company anticipates continued significant investment in research and development.

     SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses increased to $44,662,000, or 38% of revenues, in fiscal 1995 from $32,427,000, or 40% of revenues, in fiscal 1994. The absolute increase in expenses was primarily due to expansion of the Company's worldwide sales and support operations, as the Company continued to build its distribution channels. The Company plans to further invest in its distribution channels in order to continue its global market penetration.

     MERGER EXPENSES. In connection with the Spider Acquisition, the Company incurred charges to operations of approximately $13,986,000 in the quarter ended September 30, 1995, the quarter in which the Spider Acquisition was consummated. Such charges include: (a) transaction costs to effect the acquisition, consisting of $2,619,000 for financial advisor fees plus $3,656,000 for legal, regulatory and accounting fees, printing expenses and other miscellaneous expenses; (b) employee severance payments of $1,482,000 and phantom stock compensation of $2,644,000 and (c) $3,585,000 for the integration of operational activities of the companies, including elimination of duplicative assets, employee relocation and travel, and the marketing costs related to the introduction of the combined entity. In fiscal 1995, approximately $10,220,000 million of these expenses were funded from existing cash and short-term investment balances. Phantom stock compensation and the elimination of duplicative assets, totaling $3,766,000, were non-cash transactions in this period.

     INTEREST INCOME AND EXPENSE. The Company had higher interest income in fiscal 1995, due to investment balances related to funds generated by the Company's public stock offerings in November 1995 and November 1994. Interest expense consists primarily of interest incurred on the Company's mortgage on its European headquarters and capitalized lease obligations.

     INCOME TAX PROVISION. The Company had an income tax provision of $2,386,000 in fiscal 1995, despite a pre-tax loss, primarily due to non-tax deductible merger costs incurred in connection with the Spider Acquisition. The Company's effective tax rate was 31% in fiscal 1994.

FISCAL 1994 COMPARED TO FISCAL 1993

     REVENUES. Revenues increased by 32%, to $81,058,000, in fiscal 1994, from $61,262,000 in fiscal 1993. This increase was principally due to higher revenues from the Company's remote access products. Remote access product revenues increased by 119%, to $44,825,000, in fiscal 1994 from $20,510,000 in fiscal 1993, principally due to higher unit sales and average selling prices of the Company's LanRover and ShivaIntegrator products. Sales of OEM products to IBM, which began in the second half of fiscal 1993, also contributed significantly to this increase. These increases in remote access product revenues were partially offset by a 21% decline in revenues from the Company's other communications products. The Company provides its distributors and resellers with product return rights for stock balancing and product evaluation. Revenues were reduced by provisions for product returns of $7,092,000, or 8% of gross revenues, in fiscal 1994 and $4,938,000, or 7% of gross revenues, in fiscal 1993. International revenues increased to $41,942,000, or 52% of revenues, in fiscal 1994 from $33,974,000, or 55% of revenues, in fiscal 1993.

     GROSS PROFIT. Gross profit increased as a percentage of revenues to 57% in fiscal 1994, compared to 54% in fiscal 1993. This improvement was primarily attributable to increased revenues from LanRover products, which carry higher gross margins than the Company's other communications products, increased prices on certain products and cost reductions. This improvement was partially offset by increased revenues from lower gross margin OEM remote access products.

     RESEARCH AND DEVELOPMENT. Research and development expenses increased to $9,972,000, or 12% of revenues, in fiscal 1994 from $8,162,000, or 13% of revenues, in fiscal 1993. Research and development expenses in fiscal 1994 related primarily to continued enhancements of the Company's remote access products, including LanRover 3.0, released in June 1994, and LanRover/PLUS, released in March 1994 and continued enhancements of ShivaIntegrator products. Customer funded development fees reimbursed to the Company and government funded research and development grants, which are reflected as an offset to research and development expenses, were $901,000 in fiscal 1994, compared to $1,438,000 in fiscal 1993.

     SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses increased to $32,427,000, or 40% of revenues, in fiscal 1994 from $23,367,000, or 38% of revenues, in fiscal 1993. The absolute increase in expenses was due primarily to expansion of the Company's worldwide sales operation, as the Company continued to build its distribution channels.

     INTEREST INCOME AND EXPENSE. The Company had interest income in fiscal 1994 due to investment balances related to funds generated by the Company's initial public offering in November 1994. Interest expense consists primarily of interest incurred on the Company's mortgage on its European headquarters, its line of credit and capitalized lease obligations.

     INCOME TAX PROVISION (BENEFIT). The Company's effective tax rate was 31% in fiscal 1994 compared to 42% in fiscal 1993. The decrease in the effective tax rate was primarily due to a reduction in the net deferred tax asset valuation allowance and increased research and development credits.

FOREIGN CURRENCY FLUCTUATIONS

A substantial portion of the Company's international revenues is denominated in currencies other than the U.S. dollar and is consequently subject to foreign exchange fluctuations. The net income impact of such fluctuations, however, is offset to the extent expenses of the Company in international operations are incurred in the same currencies as its revenues. Foreign currency fluctuations did not have a significant impact on the comparison of the results of operations for the periods presented.

LIQUIDITY AND CAPITAL RESOURCES

     As of June 29, 1996, the Company had $95,233,000 of cash and cash equivalents and $4,992,000 of short-term investments. Working capital increased to $117,882,000 at June 29, 1996 from $109,376,000 at December 30, 1995.

     Net cash provided by operations totaled $5,616,000 for the six-month period ended June 29, 1996, compared with net cash provided by operations of $4,418,000 during the comparable period in fiscal 1995. Net cash provided by operations during the six-month period ended June 29, 1996 consisted primarily of net income adjusted for non-cash expenses including depreciation and amortization, and increased current liabilities, partially offset by increased accounts receivable and inventories. The increase in accounts receivable was due to increased revenue levels. The increase in inventories is necessary to support the Company's revenue growth and the introduction of the LanRover Access Switch product.

     Net cash used by investing activities totaled $4,435,000 for the six-month period ended June 29, 1996, compared to $12,875,000 during the comparable period in fiscal 1995. Investment activity in the six months ended June 29, 1996 consisted primarily of purchases of property and equipment to support the Company's growth, partially offset by proceeds from short-term investments upon maturity. Investment activity for the comparable period in fiscal 1995 consisted primarily of purchases of short-term investments and property, plant and equipment.

     Net cash provided by financing activities, which consisted of proceeds from stock option exercises, partially offset by payments on long-term debt and capital lease obligations, totaled $899,000 for the six-month period ended June 29, 1996. Net cash used by financing activities was $1,084,000 during the comparable period in fiscal 1995, and consisted primarily of payments on the Company's outstanding debt and capital lease obligations.

     The Company has a $5,000,000 unsecured revolving credit facility with a bank which expires in June 1997. Borrowings under the revolving credit facility bear interest at the bank's prime rate. The terms of the Credit Agreement require the Company to maintain a minimum level of profitability and specified financial ratios. The Company had no borrowings outstanding under this line at June 29, 1996. The Company also has a foreign credit facility of approximately $1,552,000, of which approximately $587,000 was available at June 29, 1996. Available borrowings under this facility are decreased by the value of the outstanding debt payable to the European Coal and Steel Community Fund and guarantees on certain foreign currency transactions. The terms of the foreign credit facility require the Company to maintain a minimum level of profitability and specified financial ratios. There were no borrowings outstanding under this foreign credit facility at June 29, 1996.

     The Company enters into forward exchange contracts to hedge against certain foreign currency transactions for periods consistent with the terms of the underlying transactions. The forward exchange contracts have maturities that do not exceed one year. At June 29, 1996, the total amount of forward exchange transactions covered by hedging contracts was $17,020,000.

     The Company believes that its existing cash and short-term investment balances, together with borrowings available under the Company's bank credit facilities, are sufficient to meet the Company's cash requirements for the foreseeable future.

RECENTLY ENACTED ACCOUNTING PRONOUNCEMENTS

     In October 1995, the Financial Accounting Standards Board issued Statement No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), which establishes a fair-value-based method of accounting for employee stock-based compensation plans. However, it allows companies to continue to apply the intrinsic value method based on APB No. 25, provided certain pro forma disclosures are made (including net income and earnings per share) as if the fair-value-based method had been applied. The Company will be required to implement SFAS 123 in fiscal 1996 and will adopt this standard through the pro forma disclosure method.

FACTORS THAT MAY AFFECT FUTURE RESULTS

     From time to time, information provided by the Company or statements made by its employees may contain `forward-looking' information which involve risks and uncertainties. In particular, statements contained in the Management's Discussion and Analysis of Financial Condition and Results of Operations which are not historical facts (including, but not limited to, statements concerning anticipated operating expense levels and the availability of funds to meet cash requirements) may be `forward-looking' statements. The Company's actual future results may differ significantly from those stated in any forward-looking statements. Factors that may cause such differences are discussed more fully above under the caption "Risk Factors" and in the Company's Annual Report to Stockholders, Form 10-K and the Company's other Securities and Exchange Commission filings.

                              SELLING STOCKHOLDERS



         The following table provides certain information with respect to the Shares held of record by each Selling Stockholder, certain of whom may be deemed to have been affiliates of AirSoft. The Shares may be offered from time to time by any of the Selling Stockholders. Because the Selling Stockholders may sell all or any part of their Shares pursuant to this Prospectus, no estimate can be given as to the number of Shares that will be held by each Selling Stockholder upon termination of this offering. See "Plan of Distribution."

                                Number of Shares of      Number of Shares of
                                   Common Stock            Common Stock
                                   Owned Prior           which may be Sold
Name                            to this Offering (1)     in this Offering (1)
- ----                            --------------------     --------------------


Sunil Bopardikr                           772                     772
Richard Maddox and Celia Maddox         1,287                   1,287
                                        -----                   -----
TOTAL                                   2,059                   2,059
                                        =====                   =====


- ----------

(1) The number of shares reflected in each of these columns does not take account of any sales of shares by the individuals listed since September 27, 1996.

        On June 16, 1996, the Company entered into an Agreement and Plan of Merger by and among the Company, a wholly-owned subsidiary of the Company and AirSoft (the "Merger Agreement"), pursuant to which the Company acquired AirSoft, a developer of performance enhancement software products and technologies for remote network computing based in California, through the issuance of approximately 691,587 shares of its Common Stock plus the assumption of stock options exercisable for approximately 119,076 shares of Common Stock. The AirSoft Acquisition was completed on June 17, 1996, and has been accounted for as a pooling of interests. Approximately 69,155 of the 691,587 shares of Common Stock issued in the AirSoft Acquisition were placed in escrow to satisfy any indemnification claims brought by Shiva based on a breach of any of the representations and warranties relating to the business of AirSoft.

        The AirSoft Acquisition is more fully described in the Company's Current Report on Form 8-K dated as of June 28, 1996, as amended by the Company's Current Reports on Form 8-K/A dated as of July 8, 1996 and August 13, 1996.

                              PLAN OF DISTRIBUTION

        The Shares offered hereby are being sold by the Selling Stockholders for their own accounts. The Company will receive none of the proceeds from this offering.

        The Shares covered by this Prospectus may be sold by the Selling Stockholders or by pledgees, donees, transferees or other successors in interest. Such sales may be made at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices. The Shares may be sold by one or more of the following: (a) one or more block trades in which a broker or dealer so engaged will attempt to sell all or a portion of the Shares held by a Selling Stockholder as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; and (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers. The Selling Stockholders may effect such transactions by selling shares to or through broker-dealers, and such broker-dealers will receive compensation in negotiated amounts in the form of discounts, concessions, commissions or fees from the Selling Stockholders and/or the purchasers of the shares for whom such broker-dealers may act as agent or to whom they sell as principal, or both (which compensation to a particular broker-dealer might be in excess of customary commissions). Such brokers or dealers or other participating brokers or dealers and the Selling Stockholders may be deemed to be "underwriters" within the meaning of the Securities Act, in connection with such sales, and any profits realized by the Selling Stockholders and compensation of such brokers or dealers may be deemed to be underwriting discounts and commissions.

        Any securities covered by this Prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this Prospectus.

        The Company will inform the Selling Stockholders that the antimanipulative rules under the Exchange Act (Rules 10b-6 and 10b-7) may apply to sales in the market and will furnish upon request the Selling Stockholders with a copy of these Rules. The Company will also inform the Selling Stockholders of the need for delivery of copies of this Prospectus.

                                  LEGAL MATTERS

        The validity of the issuance of the securities offered hereby will be passed upon for the Company by Hale and Dorr, 60 State Street, Boston, Massachusetts 02109.


                                     EXPERTS

        The financial statements included in this Prospectus, except as they relate to Spider Systems Limited as of March 31, 1994 and for the year then ended, and the financial statements of Airsoft, Inc. as of December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995, have been audited by Price Waterhouse LLP, independent accountants, and, insofar as they relate to Spider System Limited as of March 31, 1994 and the year then ended, have been audited by Coopers & Lybrand, independent accountants, and, insofar as they relate to Airsoft, Inc. as of December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995, have been audited by Deloitte & Touche, LLP, independent accountants, whose reports thereon appear herein. Such financial statements have been so included in reliance on the reports of such independent accountants given on the authority of said firms as experts in auditing and accounting.

        The financial statements of AirSoft, Inc. as of December 31, 1995 and 1994, and the related statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995 incorporated in this Prospectus by reference from Amendment No. 2 to the Company's Current Report on Form 8-K/A dated August 13, 1996 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are included and incorporated herein by reference, and have been so included and incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                        INDEX TO FINANCIAL STATEMENTS


                                                                 Page
                                                                 ----

Report of Price Waterhouse LLP .................................  F-2

Report of Deloitte & Touche LLP ................................  F-3

Report of Coopers & Lybrand ....................................  F-4

Consolidated Balance Sheet .....................................  F-5

Consolidated Statement of Operations ...........................  F-6

Consolidated Statement of Changes in Stockholders' Equity ......  F-7

Consolidated Statement of Cash Flows ...........................  F-9

Notes to Consolidated Financial Statements .....................  F-10

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Stockholders of Shiva Corporation

In our opinion, based upon our audits and the reports of other auditors, the accompanying consolidated balance sheet and related consolidated statements of operations, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Shiva Corporation and its subsidiaries at December 30, 1995 and December 31, 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 30, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Spider Systems Limited, a wholly-owned subsidiary, for fiscal 1994, which statements reflect total revenues of $31,735,000 for the year ended March 31, 1994 or the financial statements of Airsoft, Inc., a wholly-owned subsidiary, which statements reflect total assets of $3,285,000 and $2,795,000 at December 31, 1995 and 1994, respectively, and total revenues of $860,000, $87,000 and $3,000 for the years ended December 31, 1995, 1994, and 1993, respectively. Those statements were audited by other auditors whose reports thereon have been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Spider Systems Limited and Airsoft, Inc. as of and for the periods described above, is based solely on the reports of the other auditors. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for the opinion expressed above.

Price Waterhouse LLP

Boston, Massachusetts
January 23, 1996,
except as to Note 12 which is
as of June 17, 1996

                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors
AirSoft, Inc.:

We have audited the balance sheets of AirSoft, Inc. as of December 31, 1995 and 1994, and the related statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of AirSoft, Inc. as of December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

March 28, 1996
(June 16, 1996 as to Note 8)

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders of Spider Systems Limited:

We have audited the consolidated statements of income, stockholders' equity and cash flows for the year ended March 31, 1994 (not presented separately herein). These financial statements are the responsibility of the Company's management. Our responsiblity is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.
An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statments referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of Spider Systems Limited for the year ended March 31, 1994 in conformity with generally accepted accounting principles.

COOPERS & LYBRAND

Edinburgh, United Kingdom
Chartered Accountants and Registered Auditors
June 12, 1995

                               SHIVA CORPORATION

                           CONSOLIDATED BALANCE SHEET
                    (IN THOUSANDS, EXCEPT SHARE RELATED DATA)

                                                                         DECEMBER 30,     DECEMBER 31,       JUNE 29,
                                                                            1995              1994             1996
                                                                         ------------     ------------      ------------
                                                                                                             (unaudited)

Assets
Current assets:
  Cash and cash equivalents                                                $ 93,203          $36,068          $ 95,233
  Short-term investments                                                      9,125                -             4,992
  Accounts receivable, net of allowances of $5,252 at
     December 30, 1995, $3,963 at December 31, 1994, and
     $5,941 at June 29, 1996 (unaudited)                                     22,982           16,343            36,260
  Inventories                                                                 7,846            6,974            11,852
  Prepaid expenses and other current assets                                   2,351            2,283             3,738
                                                                           --------          -------          --------
     Total current assets                                                   135,507           61,668           152,075

Property, plant and equipment, net                                           12,965           10,371            18,371
Deferred income taxes                                                           548                -             4,219
Other assets                                                                  1,103              520             1,573
                                                                           --------          -------          --------
     Total assets                                                          $150,123          $72,559          $176,238
                                                                           ========          =======          ========

Liabilities and stockholders' equity
Current liabilities:
  Short-term debt                                                          $      -          $   683                 -
  Current portion of long-term debt and capital lease obligations               700            1,301               478
  Accounts payable                                                            9,032           10,384            13,453
  Accrued compensation and benefits                                           5,367            2,958             6,018
  Accrued expenses                                                            7,509            5,818            11,478
  Deferred revenue                                                            3,523            2,217             2,766
                                                                           --------          -------          --------
     Total current liabilities                                               26,131           23,361            34,193

Long-term debt and capital lease obligations                                    452            4,037               235
Other long-term liabilities                                                     401              440               393
Deferred income taxes                                                           235              608               235
                                                                           --------          -------          --------
     Total liabilities                                                       27,219           28,446            35,056
                                                                           --------          -------          --------

Commitments (Note 11)

Stockholders' equity:
  Preferred stock, $.01 par value; 1,000,000 shares authorized at December 30, 1995, December 31, 1994 and June 29, 1996, none
   issued                                                                         -                 -                -
  Common stock, $.01 par value; 50,000,000 and 25,000,000 shares authorized, 27,960,580 and 24,478,087 shares issued and outstanding at December 30, 1995 and December 31, 1994, respectively;
    100,000,000 shares authorized and 28,493,368 issued and outstanding
    at June 29, 1996 (unaudited)                                                280              245               285
  Additional paid-in capital                                                133,457           49,275           142,383
  Unrealized gain on investments                                                137                -               112
  Cumulative translation adjustment                                            (586)            (468)             (528)
  Unearned ESOP compensation                                                      -             (305)                -
  Accumulated deficit                                                       (10,384)          (4,634)           (1,070)
                                                                           --------          -------          --------
     Total stockholders' equity                                             122,904           44,113           141,182
                                                                           --------          -------          --------
     Total liabilities and stockholders' equity                            $150,123          $72,559          $176,238
                                                                           ========          =======          ========

                  The accompanying notes are an integral part
                   of the consolidated financial statements.

                                SHIVA CORPORATION

                      CONSOLIDATED STATEMENT OF OPERATIONS
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                        YEAR ENDED                        SIX MONTHS ENDED
                                         ------------- -------------  ------------- ----------------------------
                                         DECEMBER 30,  DECEMBER 31,    JANUARY 1,     JUNE 29,         JULY 1,
                                              1995         1994          1994           1996            1995
                                         ------------- -------------  ------------- ------------- --------------
                                         (FISCAL 1995) (FISCAL 1994)  (FISCAL 1993)         (UNAUDITED)

Revenues                                    $118,581       $81,058       $61,262       $94,794       $52,113
Cost of revenues                              49,186        34,800        27,969        38,782        22,257
                                            --------       -------       -------       -------       -------
Gross profit                                  69,395        46,258        33,293        56,012        29,856
                                            --------       -------       -------       -------       -------
Operating expenses:
   Research and development                   14,787         9,972         8,162        10,656         6,356
   Selling, general and administrative        44,662        32,427        23,367        31,506        20,032
   Merger expenses                            13,986             -             -         1,987             -
                                            --------       -------       -------       -------       -------
   Total operating expenses                   73,435        42,399        31,529        44,149        26,388
                                            --------       -------       -------       -------       -------
Income (loss) from operations                 (4,040)        3,859         1,764        11,863         3,468

Interest income                                2,279           224           -           2,331           980
Interest expense                                (705)       (1,122)       (1,048)         (298)         (462)
                                            --------       -------       -------       -------       -------
Income (loss) before income taxes             (2,466)        2,961           716        13,896         3,986
Income tax provision                           2,386           921           300         4,582         1,631
                                            ========       =======       =======       =======       =======
Net income (loss)                           $ (4,852)      $ 2,040       $   416       $ 9,314       $ 2,355
                                            ========       =======       =======       =======       =======
Net income (loss) per share                 $  (0.18)      $  0.09       $  0.02       $  0.30       $  0.09
                                            ========       =======       =======       =======       =======
Shares used in computing net income
   (loss) per share                           27,337        22,945        16,832        31,296        27,045
                                            ========       =======       =======       =======       =======




                  The accompanying notes are an integral part
                   of the consolidated financial statements.

                                SHIVA CORPORATION

                                     CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                                                          (IN THOUSANDS)

                                                       CONVERTIBLE
                                                    PREFERRED STOCK          COMMON STOCK
                                                 --------------------     ------------------  ADDITIONAL   UNREALIZED   CUMULATIVE
                                                    NUMBER                   NUMBER     PAR    PAID-IN      GAIN ON    TRANSLATION
                                                  OF SHARES    AMOUNT      OF SHARES   VALUE   CAPITAL    INVESTMENTS  ADJUSTMENT
                                                 ----------   -------     ----------   -----  ----------  -----------  -----------

BALANCE AT JANUARY 2, 1993                        3,621,294   $ 5,185     10,695,762    $107   $  6,114       $  -        $(840)
Issuance of Class D convertible
   preferred stock, net of stock
   issuance costs of $11                          1,000,000       989              -       -          -          -            -
Common stock options granted
   in lieu of cash payment
   for services                                           -         -              -       -         25          -            -
Issuance of Common Stock                                  -         -        294,241       3        414          -            -
Exercise of stock options                                 -         -        278,262       3        251          -            -
Currency translation adjustments                          -         -              -       -          -          -          (57)
Net income                                                -         -              -       -          -          -            -
Dividends paid                                            -         -              -       -          -          -            -
                                                 ----------   -------     ----------    ----   --------       ----        -----
BALANCE AT JANUARY 1, 1994                        4,621,294     6,174     11,268,265     113      6,804          -         (897)
Exercise of Class C convertible
   preferred stock warrants                         409,836     2,000              -       -          -          -            -
Issuance of common stock to officer                       -         -        177,778       2        998          -            -
Issuance of common stock                                  -         -        396,608       4      4,547          -            -
Initial public offering, net of stock
   issuance costs of $1,032                               -         -      4,130,266      41     27,737          -            -
Conversion of preferred stock                    (5,031,130)   (8,174)     7,719,536      77      8,097          -            -
Exercise of stock options                                 -         -        756,468       8        579          -            -
Exercise of common stock purchase  warrants               -         -         29,166       -         65          -            -
ESOP transactions, net                                    -         -              -       -          -          -            -
Tax benefit related to stock options                      -         -              -       -        448          -            -
Currency translation adjustments                          -         -              -       -          -          -          429
Net income                                                -         -              -       -          -          -            -
Dividends paid                                            -         -              -       -          -          -            -
                                                 ----------   -------     ----------    ----   --------       ----        -----
BALANCE AT DECEMBER 31, 1994                              -         -     24,478,087     245     49,275          -         (468)
Exercise of stock options                                 -         -      1,100,059      11      1,697          -            -
Exercise of common stock purchase warrants                -         -         17,498       -         39          -            -
Issuance of common stock in settlement
   of dividend payable                                    -         -         20,014       -        406          -            -
Issuance of common stock in settlement of
   phantom stock plan                                     -         -         31,462       1      2,283          -            -
Issuance of common stock under employee stock
   purchase plan                                          -         -         21,582       -        314          -            -
Secondary public offering, net of stock
   issuance costs of $583                                 -         -      2,291,878      23     76,115          -            -
Tax benefit related to stock options                      -         -              -       -      3,328          -            -
Unrealized gain on investments                            -         -              -       -          -        137            -
Currency translation adjustments                          -         -              -       -          -          -         (118)
Net loss                                                  -         -              -       -          -          -            -
Elimination of Spider net income for the
   three-month period ended March 31, 1995                -         -              -       -          -          -            -
                                                 ----------   -------     ----------    ----   --------       ----        -----
BALANCE AT DECEMBER 30, 1995                              -         -     27,960,580    $280   $133,457       $137        $(586)
Exercise of stock options                                 -         -        515,646       5        998          -            -
Issuance of common stock under employee
   stock purchase plan                                    -         -         17,142       -        335          -            -
Tax benefit related to stock options                      -         -              -       -      7,593          -            -
Unrealized loss on investments                            -         -              -       -          -        (25)           -
Currency translation adjustment                           -         -              -       -          -          -           58
Net income                                                -         -              -       -          -          -            -

BALANCE AT JUNE 29, 1996 (unaudited)                      -         -     28,493,368    $285   $142,383       $112        $(528)
                                                 ==========   =======     ==========    ====   ========       ====        =====

                                                UNEARNED                      TOTAL
                                                  ESOP        ACCUMULATED  STOCKHOLDERS'
                                              COMPENSATION      DEFICIT      EQUITY
                                              ------------    -----------   -------

BALANCE AT JANUARY 2, 1993                        $   -        $ (6,371)   $  4,195
Issuance of Class D convertible
   preferred stock, net of stock
   issuance costs of $11                              -               -         989
Common stock options granted
   in lieu of cash payment
   for services                                       -               -          25
Issuance of Common Stock                              -               -         417
Exercise of stock options                             -               -         254
Currency translation adjustments                      -               -         (57)
Net income                                            -             416         416
Dividends paid                                        -            (167)       (167)
                                                  -----        --------    --------
BALANCE AT JANUARY 1, 1994                            -          (6,122)      6,072
Exercise of Class C convertible
   preferred stock warrants                           -               -       2,000
Issuance of common stock to officer                   -               -       1,000
Issuance of common stock                              -               -       4,551
Initial public offering, net of stock
   issuance costs of $1,032                           -               -      27,778
Conversion of preferred stock                         -               -           -
Exercise of stock options                             -               -         587
Exercise of common stock purchase  warrants           -               -          65
ESOP transactions, net                             (305)              -        (305)
Tax benefit related to stock options                  -               -         448
Currency translation adjustments                      -               -         429
Net income                                            -           2,040       2,040
Dividends paid                                        -            (552)       (552)
                                                  -----        --------    --------
BALANCE AT DECEMBER 31, 1994                       (305)         (4,634)     44,113
Exercise of stock options                             -               -       1,708
Exercise of common stock purchase warrants            -               -          39
Issuance of common stock in settlement
   of dividend payable                                -               -         406
Issuance of common stock in settlement of
   phantom stock plan                               305               -       2,589
Issuance of common stock under employee stock
   purchase plan                                      -               -         314
Secondary public offering, net of stock
   issuance costs of $583                             -               -      76,138
Tax benefit related to stock options                  -               -       3,328
Unrealized gain on investments                        -               -         137
Currency translation adjustments                      -               -        (118)
Net loss                                              -          (4,852)     (4,852)
Elimination of Spider net income for the
   three-month period ended March 31, 1995            -            (899)       (899)
                                                  -----        --------    --------
BALANCE AT DECEMBER 30, 1995                          -         (10,384)    122,904
Exercise of stock options                             -               -       1,003
Issuance of common stock under                        -               -
   employee stock purchase plan                       -               -         335
Tax benefits related to stock options                 -               -       7,593
Unrealized loss on investments                        -               -         (25)
Currency translation adjustments                      -               -          58
Net income                                            -           9,314       9,314
                                                  -----        --------    --------
BALANCE AT JUNE 29, 1996 (unaudited)              $   -        $ (1,070)   $141,182
                                                  =====        ========    ========

                  The accompanying notes are an integral part
                   of the consolidated financial statements.

                                SHIVA CORPORATION

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
                                 (IN THOUSANDS)

                                                                            FISCAL YEAR ENDED                  SIX MONTHS ENDED
                                                              -------------------------------------------   -----------------------
                                                               DECEMBER 30,  DECEMBER 31,    JANUARY 1,     JUNE 29,      JULY 1,
                                                                   1995         1994           1994           1996         1995
                                                              -------------  -------------  -------------   --------    -----------
                                                              (FISCAL 1995)  (FISCAL 1994)  (FISCAL 1993)        (UNAUDITED)

CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)                                              $(4,852)      $ 2,040      $   416        $  9,314    $  2,355
  Adjustments to reconcile net income to net cash
     provided by operating activities:
     Merger expenses                                               3,766             -            -               -           -
     Depreciation and amortization                                 3,821         2,886        2,109           2,726       1,686
     Gain on sale of property, plant and equipment                   (65)         (170)        (108)            (42)        (22)
     Common stock options granted in lieu of cash
        payment for services                                           -             -           25               -           -
     Deferred income taxes                                          (811)         (336)          (7)         (1,511)         95
     Changes in assets and liabilities:
        Accounts receivable                                       (7,906)       (3,496)      (5,146)        (13,199)       (896)
        Inventories                                               (2,023)         (865)      (1,188)         (4,028)     (1,717)
        Prepaid expenses and other current assets                    (67)         (330)         323             444        (463)
        Accounts payable                                             122         1,750        1,822           4,416        (483)
        Accrued compensation and benefits                          2,444           601          989             644         452
        Accrued expenses                                           6,548         2,011          941           7,595       1,802
        Deferred revenue                                           1,846           804         (235)           (734)      1,621
        Other long-term liabilities                                  (24)          (23)         (23)             (9)        (12)
                                                                 -------       -------      -------        --------    --------
     Net cash provided by operating activities                     2,799         4,872          (82)          5,616       4,418
                                                                 -------       -------      -------        --------    --------

CASH FLOWS FROM INVESTING ACTIVITIES
  Purchases of property, plant and equipment                      (7,031)       (3,300)      (2,277)         (7,739)     (2,686)
  Capitalized software development costs                            (827)         (293)        (341)           (593)       (264)
  Purchases of short-term investments                            (11,188)            -            -               -     (10,334)
  Proceeds from sales of short-term investments                    2,200             -            -           4,108         550
  Change in other assets                                            (147)         (173)          22            (211)       (141)
                                                                --------       -------      -------        --------    --------
    Net cash used by investing activities                        (16,993)       (3,766)      (2,596)         (4,435)    (12,875)
                                                                --------       -------      -------        --------    --------
CASH FLOWS FROM FINANCING ACTIVITIES
  Net borrowings (repayment) under short-term debt                (1,885)       (1,213)         481               -        (677)
  Proceeds from sale and leaseback of fixed assets                     -             -          999               -           -
  Proceeds from long-term debt                                         -           615            -               -           -
  Principal payments on long-term debt and capital
     lease obligations                                            (4,075)       (1,080)        (903)           (439)       (880)
  Proceeds from issuance of convertible preferred stock, net         -           2,000          989               -           -
  Proceeds from issuance of common stock, net                     76,143        33,328          388               -           -
  Proceeds from exercise of stock options and warrants             2,049           652          255           1,338         473
  Dividends paid                                                     (58)         (235)           -               -           -
                                                                 -------       -------      -------        --------    --------
     Net cash provided by financing activities                    72,174        34,067        2,209             899      (1,084)
                                                                 -------       -------      -------        --------    --------
Effects of exchange rate changes on cash and cash equivalents        153            72           (8)            (50)         22
                                                                 -------       -------      -------        --------    --------
Net increase (decrease) in cash and cash equivalents              58,133        35,245         (477)          2,030      (9,519)
Cash and cash equivalents, beginning of period                    36,068           823        1,300          93,203      36,068
Elimination of Spider net cash activity for the three
   months ended March 31, 1995                                      (998)            -            -               -        (998)
                                                                 =======       =======      =======        ========    ========
Cash and cash equivalents, end of period                         $93,203       $36,068      $   823        $ 95,233    $ 25,551
                                                                 =======       =======      =======        ========    ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid                                                    $   748       $ 1,127      $ 1,038        $     96    $    391
Income taxes paid                                                $   143       $   366      $    38        $    220    $    103

SUPPLEMENTAL DISCLOSURE OF NONCASH FINANCING ACTIVITIES
Additions to capital lease obligations for purchases of
  fixed assets                                                   $     -       $     -      $   215        $      -    $      -
Additions to capital lease obligations for leaseback of
  fixed assets                                                   $     -       $     -      $   999        $      -    $      -
Issuance of common stock in settlement of dividend payable       $   406       $     -      $     -        $      -    $      -
Issuance of common stock for notes receivable                    $     -       $     -      $    70        $      -    $      -


                     The accompanying notes are an integral
                  part of the consolidated financial statements

                                SHIVA CORPORATION
                   Notes to Consolidated Financial Statements


1.  NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


       Shiva Corporation (the "Company") designs, develops, manufactures and sells hardware and software products and services that enable transparent remote connectivity to enterprise networks from any location having access to switched analog or digital telephone service. The Company markets its products worldwide primarily through distributors, resellers and original equipment manufacturers.

A summary of the Company's significant accounting policies follows:

FISCAL YEAR

The Company's fiscal year ends on the Saturday closest to December 31.

PRINCIPLES OF CONSOLIDATION

       The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. In August 1995, the Company issued approximately 3,923,606 shares of its common stock in exchange for all the outstanding shares of Spider Systems Limited ("the Spider Acquisition"). Spider Systems Limited ("Spider") now operates as a wholly-owned subsidiary of Shiva under the name of Shiva Europe Limited. The Spider Acquisition has been accounted for as a pooling of interests, and therefore the consolidated financial statements for all periods prior to the Spider Acquisition have been restated to include the accounts and operations of Spider with those of the Company. Spider's results of operations for the years ended March 31, 1995 and 1994 have been combined with the Company's results of operations for the years ended December 31, 1994 and January 1, 1994, respectively. The results of operations for fiscal 1995 are for the twelve months ended December 30, 1995 for both Shiva and Spider. Spider's financial position as of March 31, 1995 has been combined with the Company's financial position as of December 31, 1994. Spider's unaudited results of operations for the three months ended March 31, 1995 included in both the results of operations in fiscal 1994 and fiscal 1995, were as follows:

                                            (in thousands)
                    Revenues                   $12,592
                    Expenses                    11,242
                    Income taxes                   451
                                               -------
                    Net income                 $   899
                                               =======

       No adjustments to conform accounting methods were required. Certain amounts have been reclassified with regard to presentation of the financial information of the two companies. Revenues and net income for each of the previously separate companies for the periods prior to the Spider Acquisition are as follows:

                                SHIVA CORPORATION
                   Notes to Consolidated Financial Statements


            (In thousands)
                        Year Ended                        Six Months Ended
            --------------------------------         --------------------------
            December 31,         January 1,          July 1,            July 2,
                1994                1994              1995               1994
                ----                ----              ----               ----
            (Fiscal 1994)      (Fiscal 1993)                 (unaudited)

Revenues:
  Shiva        $41,559            $29,524            $28,833            $19,049
  Spider        39,412             31,735             23,232             18,559
               -------            -------            -------            -------
               $80,971            $61,259            $52,065            $37,608
               =======            =======            =======            =======
Net income:
  Shiva        $ 2,668            $   213            $ 2,883            $   609
  Spider         1,213                696                843                724
               -------            -------            -------            -------
               $ 3,881            $   909            $ 3,726            $ 1,333
               =======            =======            =======            =======

       In connection with the Spider Acquisition, the Company incurred charges to operations of $13,986,000 in the quarter ended September 30, 1995, the quarter in which the Spider Acquisition was consummated. Such charges include
(a) transaction costs to effect the acquisition, consisting of $2,619,000 for financial advisor fees plus $3,656,000 for legal, regulatory and accounting fees, printing expenses and other miscellaneous expenses and (b) employee severance payments of $1,482,000 and phantom stock compensation of $2,644,000 and (c) $3,585,000 for the integration of operational activities of the companies, including elimination of duplicative assets, employee relocation and travel, and the marketing costs related to the introduction of the combined entity.

                                SHIVA CORPORATION
                   Notes to Consolidated Financial Statements



INTERIM FINANCIAL DATA (UNAUDITED)

The interim financial data included in the accompanying consolidated financial statements and notes thereto is unaudited; however in the opinion of the Company, the interim financial data include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the interim periods. The interim financial data are not necessarily indicative of the results of operations for a full fiscal year.

USE OF ESTIMATES

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION

       Revenue from product sales is recognized upon shipment provided that no significant Company obligations remain and collection of the related receivable is probable. The Company provides most of its distributors and resellers with return rights for stock rotation or product evaluation. The Company also provides its distributors and resellers with price protection rights. An allowance for estimated future returns is recorded at the time revenue is recognized based on the Company's return policies and historical experience. Although the Company believes it has adequate reserves to cover product returns and price protection rights, there can be no assurance that the Company will not experience significant returns or price protection adjustments in the future or that such reserves will be adequate to cover such returns and price protection rights. The Company provides a one-year warranty on hardware products and a ninety-day warranty on software media. A provision is made at the time of sale for product warranty costs. Accrued warranty costs are included in accrued expenses in the accompanying financial statements. Revenue from technical support and product maintenance contracts is deferred and recognized ratably over the period the services are performed. Revenue from integration contracts is recognized over the duration of such contracts as work is performed and defined milestones are attained.

                               SHIVA CORPORATION
                   Notes to Consolidated Financial Statements

       The Company has historically provided customers with a variety of technical support services, including free services which it is not contractually obligated to provide. A provision is made at the time of sale for the cost of such free services. Accrued product support expenses are included in accrued expenses in the accompanying financial statements.

CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

       The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company invests its excess cash in U.S. Treasury securities, money market funds of major financial institutions, high-grade commercial paper and time deposits that are subject to minimal credit and market risk.

       All of the Company's cash equivalents and short-term investments are classified as available-for-sale in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The Company's short-term investments at December 30, 1995 include an unrealized gain of $137,000 recorded as a separate component of stockholders' equity and have various maturity dates through September 1996. Realized gains or losses on the sale of securities are calculated using the specific identification method. There were no such realized gains or losses in fiscal 1995 or 1994.

CONCENTRATION OF CREDIT RISK

       Financial instruments which potentially expose the Company to concentrations of credit risk include accounts receivable. The Company performs ongoing evaluations of customers' financial condition and, generally, does not require collateral. In addition, the Company maintains reserves for potential credit losses, and such losses, in the aggregate, have not exceeded management expectations. At December 30, 1995, one customer accounted for 10% of the accounts receivable balance.

FINANCIAL INSTRUMENTS

       The carrying amounts of the Company's financial instruments, which include cash and cash equivalents, accounts receivable, short-term debt, accounts payable, long-term debt and capital lease obligations approximate their fair value at December 30, 1995 and December 31, 1994.

FORWARD FOREIGN EXCHANGE CONTRACTS

       The Company enters into transactions denominated in foreign currencies and includes the gain or loss arising from such transactions in results of operations. The Company enters into foreign exchange contracts to hedge specific foreign currency denominated receivables, which require the Company at maturity of the contract to exchange foreign currencies for U.K. Pounds at rates agreed to at inception of the contracts. The forward exchange contracts have maturities which do not exceed one year. The Company had approximately $11,253,000 and $2,163,000 of forward exchange contracts outstanding at December 30, 1995 and December 31, 1994, respectively. Cash flows from the forward exchange contracts are classified with the related receivable.

INVENTORIES

       Inventories are stated at the lower of cost or market, cost being determined using the first-in, first-out method.

                                SHIVA CORPORATION
                   Notes to Consolidated Financial Statements


       The market for the Company's products is characterized by rapidly changing technology, evolving industry standards and frequent new product introductions. There can be no assurance that products or technologies developed by others will not make the Company's inventories obsolete.

       The Company is currently dependent on two subcontractors for the manufacture of significant portions of its products. Although the Company believes that there are a limited number of other qualified subcontract manufacturers for its products, a change in subcontractors could result in delays or reductions in product shipments. In addition, certain components of the Company's products are only available from a limited number of suppliers. The inability to obtain sufficient key components as required could also result in delays or reductions in product shipments. Such delays or reductions could have a material adverse effect on the Company's results of operations.

PROPERTY, PLANT AND EQUIPMENT

       Property, plant and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the related assets. Equipment held under capital leases is stated at the lower of the fair market value of the equipment or the present value of the minimum lease payments at the inception of the leases and is amortized on a straight-line basis over the shorter of the lives of the related assets or the term of the leases. Maintenance and repair costs are expensed as incurred. Gains on sale and leaseback transactions are amortized to income over the term of the underlying lease agreements.

RESEARCH AND DEVELOPMENT AND CAPITALIZED SOFTWARE DEVELOPMENT COSTS

       Research and development costs, other than certain software development costs, are charged to expense as incurred. Software development costs incurred subsequent to the establishment of technological feasibility, and prior to general release of the product to the public, are capitalized and amortized to cost of sales on a straight-line basis over the estimated useful lives of the related products, generally eighteen to thirty-six months. It is reasonably possible that the remaining estimated useful lives of the related products could be reduced in the future due to competitive pressures. Unamortized software development costs of $703,000 and $246,000 are included in other assets at December 30, 1995 and December 31, 1994, respectively. Amortization expense was $370,000, $310,000 and $118,000 in fiscal 1995, 1994 and 1993, respectively.

       The Company receives fees under product development contracts with certain customers. Product development fees are recorded as a reduction of research and development costs as work is performed pursuant to the related contracts and defined milestones are attained. Losses, if any, are provided for at the time that management determines that development costs will exceed related fees. Payments received under product development contracts prior to the completion of the related work and attainment of milestones are recorded as deferred liabilities. In fiscal 1995, 1994 and 1993, the Company recorded product development fees of $955,000, $766,000 and $987,000, respectively, and incurred development costs of $1,135,000, $820,000 and $741,000, respectively, under such contracts.

       The Company has also received foreign government sponsored grants to fund qualified research and development activities. Grant income is recorded as a reduction of research and development costs and was $135,000 and $451,000 in fiscal 1994 and 1993, respectively. There was no grant income recorded in fiscal 1995.

                                SHIVA CORPORATION
                   Notes to Consolidated Financial Statements


ADVERTISING COSTS

       Advertising costs, other than certain direct-response advertising costs, are charged to expense as incurred. The Company has not incurred significant costs associated with direct-response advertising in fiscal 1995, 1994 and 1993, and there were no capitalized advertising costs at December 30, 1995 or December 31, 1994. Advertising costs were $3,042,000, $2,589,000 and $1,446,000 in fiscal
1995, 1994 and 1993, respectively.

INCOME TAXES

       The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No.109, "Accounting for Income Taxes", which is an asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences, utilizing current tax rates, of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred tax assets are recognized, net of any valuation allowance, for the estimated future tax effects of deductible temporary differences and tax operating loss and credit carryforwards. Deferred income tax expense represents the change in the net deferred tax asset and liability balances.

FOREIGN CURRENCY TRANSLATION

       Financial statements of international subsidiaries, where the local currency is the functional currency, are translated using period-end exchange rates for assets and liabilities and at average rates during the period for results of operations. The resulting foreign currency translation adjustments are included as a separate component of stockholders' equity. For international subsidiaries where the functional currency is other than the local currency, monetary assets and liabilities are translated using period-end exchange rates, nonmonetary assets and liabilities are translated at historical rates and results of operations are translated at average rates for the period. The resulting foreign currency translation adjustments are included in results of operations. Gains or losses resulting from foreign currency transactions are included in results of operations and were insignificant in fiscal 1995, 1994 and 1993.

NET INCOME (LOSS) PER SHARE


       Net income per share is calculated based on the weighted average number of common shares and common equivalent shares assumed outstanding during the period. Net loss per share excludes common equivalent shares because the effect is antidilutive. Pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 83, certain common and common equivalent shares issued by the Company during the twelve months immediately preceding the initial filing of the registration statement relating to the Company's initial public offering have been included in the calculation of weighted average shares, using the treasury stock method and the initial public offering price, as if these shares were outstanding for all periods prior to the initial public offering.



2.  CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

Cash, cash equivalents and short-term investments consist of the following:

                                SHIVA CORPORATION
                   Notes to Consolidated Financial Statements


                                                                        (In thousands)
                                                                 December 30,    December 31,
                                                                     1995            1994
                                                                     ----            ----
CASH AND CASH EQUIVALENTS:
 Money market funds                                                $ 75,382        $ 22,603
 Cash held in banks                                                  16,825           4,421
 Commercial paper                                                       996           9,044
                                                                   --------        --------
   Total cash and cash equivalents                                   93,203          36,068
                                                                   --------        --------
SHORT-TERM INVESTMENTS:
 U.S. Treasury securities                                             9,125               -
                                                                   --------        --------
    Total cash, cash equivalents and short-term investments        $102,328        $ 36,068
                                                                   ========        ========


3.  INVENTORIES

Inventories consist of the following:
                                                        (In thousands)
                                             December 30,         December 31,         June 29,
                                                1995                  1994               1996
                                                ----                  ----             --------
                                                                                      (Unaudited)
Raw materials                                  $3,137                $1,596             $ 5,871
Work-in-process                                 1,037                   972               1,043
Finished goods                                  3,672                 4,406               4,938
                                               ------                ------             -------
                                               $7,846                $6,974             $11,852
                                               ======                ======             =======


4.  PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

                                                          (In thousands)
                                     Useful life    December 30,    December 31,
                                     (in years)        1995            1994
                                     -----------       ----            ----
Land                                                  $   310        $   326
Buildings                                 50            3,801          3,979
Furniture and fixtures                    5             2,395          2,251
Machinery and equipment                 3 - 5          17,009         11,239
Leasehold improvements                Lease term          494            218
                                                      -------        -------
                                                       24,009         18,013
Less - Accumulated depreciation
    and amortization                                   11,044          7,642
                                                      -------        -------
                                                      $12,965        $10,371
                                                      =======        =======


       Furniture and fixtures include equipment under capital leases of $170,000 at December 30, 1995 and $222,000 at December 31, 1994. Machinery and equipment include equipment under capital leases of $2,004,000 at December 30, 1995 and $2,784,000 at December 31, 1994. Accumulated amortization related to equipment under capital leases totals $1,889,000 and $2,255,000 at December 30, 1995 and December 31, 1994, respectively. Amortization of equipment under capital leases is included in depreciation expense.

                                SHIVA CORPORATION
                   Notes to Consolidated Financial Statements


5.  DEBT

SHORT-TERM DEBT

       Under the terms of a credit agreement (the "Credit Agreement") with a U.S. bank, the Company has a $5,000,000 unsecured revolving credit facility (the "Revolver") which bears interest at the bank's prime rate. At December 30, 1995, available borrowings were reduced by outstanding letters of credit of $881,000 related to certain office leases. These letters of credit expire at various dates through September 1996. While the Company may repay all or a portion of the Revolver borrowings at any time, any outstanding principal must be repaid in full on June 30, 1996. There were no borrowings outstanding under the Revolver at December 30, 1995 or December 31, 1994. The terms of the Credit Agreement require the Company to maintain a minimum level of profitability and specified financial ratios and restrict the payment of cash dividends to stockholders.

       The Company also has a foreign credit facility of approximately $1,548,000 which is secured by all assets of Shiva Europe Limited. Available borrowings under this facility are decreased by the value of the outstanding debt payable to the European Coal and Steel Community Fund. Borrowings under the foreign credit facility bear interest at the bank's prime rate plus 2.5%. There were no borrowings outstanding under the foreign credit facility at December 30, 1995. The terms of the foreign credit facility require the Company to maintain a minimum level of profitability and specified financial ratios.


LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS

Long-term debt and capital lease obligations consist of the following:
(in thousands)


                                                                           (In Thousands)
                                                                   December 30,       December 31,
                                                                       1995              1994
                                                                      -----              ----
Capital lease obligations at rates of 11.4% to 14.3%,
     secured by certain equipment; expiring at various
     dates through July 1998                                         $  378             $   936
Term loan payable to bank in monthly installments of $17
     plus interest at the bank's prime rate plus 1% (9.5% at
     December 31, 1994), due May 1997                                     -                 513
Bank of  Scotland loan at interest rate of the bank's prime
     rate plus 3.0% (9.75% at December 31, 1994)                          -                 672
Mortgage loans:
 Scottish Enterprise
   Loan A payable in monthly installments of $12 including
     interest at 11.0%, due February 2004                                 -                 810
   Loan B payable in monthly installments of $18 including
     interest at 11.0%, due  May 2005                                     -               1,288
 European Coal and Steel Community Fund ("ECSC")
   Loan A payable in semi-annual installments of $97 plus
     interest at 8.5%, due March 1997                                   290                 508
  Loan C payable in a semi-annual installments of $97 plus
     interest at 10.0%, due January 1998                                484                 611
                                                                     ------             -------
                                                                      1,152               5,338
Less - Current portion                                                  700               1,301
                                                                     ------             -------

                                                                     $  452             $ 4,037
                                                                     ======             =======

                                SHIVA CORPORATION
                   Notes to Consolidated Financial Statements


       The ECSC mortgage loans are secured by the Company's European headquarters property in Edinburgh, U.K.


6.  INCOME TAXES

The components of income (loss) before income taxes are as follows:

                                           (In thousands) Year Ended
                              ----------------------------------------------------
                              December 30,         December 31,       January 1,
                                  1995                1994               1994
                                  ----                ----               ----
                              (Fiscal 1995)       (Fiscal 1994)      (Fiscal 1993)
Domestic                         $ 2,387              $1,113             $ (429)
Foreign                           (4,853)              1,848              1,145
                                 -------              ------             ------
                                 $(2,466)             $2,961             $  716
                                 =======              ======             ======


The components of the income tax provision (benefit) are as follows:

                                           (In thousands) Year Ended
                               --------------------------------------------------
                                December 30,      December 31,        January 1,
                                    1995              1994              1994
                                    ----              ----              ----
                               (Fiscal 1995)     (Fiscal 1994)      (Fiscal 1993)
Current:
  Federal                          $3,401             $  725            $ 57
  State                               186                (39)             17
  Foreign                            (390)               571             233
                                   ------             ------            -----
                                    3,197              1,257             307
                                   ------             ------            -----
Deferred:
  Federal                            (333)               (34)            (58)
  State                               (75)              (192)              -
  Foreign                            (403)              (110)             51
                                   ------             ------            ----
                                     (811)              (336)             (7)
                                   ------             ------            ----
                                   $2,386             $  921            $300
                                   ======             ======            ====

                                SHIVA CORPORATION
                   Notes to Consolidated Financial Statements

The significant components of the net deferred tax asset (liability) are as follows:

                                                     (In thousands)
                                              December 30,    December 31,
                                                 1995            1994
                                                 ----            ----
Deferred tax assets:
  Reserves not currently deductible             $ 2,675         $ 2,072
  Net operating loss carryforwards                4,635           2,287
  Tax credit carryforwards                          891             659
  Other                                             424             424
                                                -------         -------
    Gross deferred tax assets                     8,625           5,442
                                                -------         -------

Deferred tax liabilities:
  Capitalized software development costs           (245)            (99)
  Depreciation                                     (832)         (1,039)
  Other                                            (244)           (187)
                                                -------         -------
    Gross deferred tax liabilities               (1,321)         (1,325)
Deferred tax asset valuation allowance           (6,531)         (4,125)
                                                -------         -------
                                                $   773         $    (8)
                                                =======         =======


The differences between the income tax provision and income taxes computed using the applicable U.S. statutory federal tax rate are as follows:

                                                           (In thousands) Year Ended
                                                   ---------------------------------------------
                                                   December 30,    December 31,     January 1,
                                                       1995            1994            1994
                                                       ----            ----            ----
                                                   (Fiscal 1995)   (Fiscal 1994)   (Fiscal 1993)

Taxes computed at federal statutory rate              $ (863)         $1,037           $ 250
State income taxes, net of federal tax benefit           406             (17)             20
Foreign income taxed at different rates                   51              (8)             69
Alternative minimum tax                                    -               -              28
Research and development tax credits                     (85)           (257)              -
Change in valuation allowance                           (670)           (181)           (100)
Non-deductible merger expenses                         3,139               -               -
Other                                                    408             347              33
                                                      ------          ------           -----
                                                      $2,386          $  921           $ 300
                                                      ======          ======           =====

       At December 30, 1995, the Company has federal net operating loss carryforwards of $9,341,000, which expire at various dates through 2010, and state net operating loss carryforwards of $9,515,000, which expire at various dates through 2000. The Company also has federal and state research and development tax credit carryforwards of $1,014,000, which expire at various dates through 2010. Additionally, the Company has federal alternative minimum tax credit carryforwards of $77,000, which may be used indefinitely to reduce regular federal income taxes.
       Ownership changes, as defined in the Internal Revenue Code, may limit the amount of net operating loss and tax credit carryforwards that can be utilized to offset future taxable income or tax liability. The amount of the annual limitation is determined based upon the Company's value immediately prior to the ownership change. Subsequent significant ownership changes could further affect the limitation in future years.

                               SHIVA CORPORATION
                   Notes to Consolidated Financial Statements

         The Company has recorded a deferred tax asset and realized a portion of the benefits. Realization is dependent on generating sufficient taxable income prior to expiration of the loss carryforwards. Although realization is not assured, management believes it is more likely than not that the deferred tax asset which has been recognized to date will be realized.

         The deferred tax asset valuation allowance increased by $3,806,000 (of which $3,076,000 related to the tax effect of the exercise of employee stock options) and decreased by $1,400,000 to recognize the benefit of deferred tax assets not related to employee stock options which has reduced income taxes currently payable. Of the total deferred tax asset valuation allowance at December 30, 1995, $3,976,000 relates to the tax benefit resulting from the exercise of employee stock options in fiscal 1995 and 1994. The tax benefit, when realized, will be accounted for as a credit to stockholders' equity rather than as a reduction in the income tax provision.


7.  STOCKHOLDERS' EQUITY

PREFERRED STOCK

         In connection with the completion of the Company's initial public offering in November 1994, all shares of convertible preferred stock then outstanding automatically converted into 7,719,536 shares of common stock.

COMMON STOCK

         On October 21, 1994, the stockholders approved a 1-for-1.5 reverse split (effective upon the closing of the Company's initial public offering) of the Company's common stock. All shares and per share amounts included in the accompanying consolidated financial statements have been adjusted to give retroactive effect to the reverse stock split for all periods presented. On November 30, 1995, the stockholders approved an increase in the authorized shares of common stock from 25,000,000 shares to 50,000,000 shares.

         Each share of common stock entitles the holder to one vote on all matters submitted to a vote of the Company's stockholders. Common stockholders are entitled to receive dividends, if any, as may be declared by the Board of Directors, subject to any preferential dividend rights of any preferred stockholders.

         In connection with the execution of an equipment sale and leaseback agreement (See Note 4) in fiscal 1993, the Company issued a warrant for the purchase of 46,664 shares of the Company's common stock at an exercise price of $2.25 per share, which expires on July 28, 1998. The common stock purchase warrant was determined to have an insignificant value on the date of issuance. In November 1994, the Company issued 29,166 shares of common stock upon partial exercise of this common stock purchase warrant. In fiscal 1995, the Company issued the remaining 17,498 shares of common stock related to this common stock purchase warrant.

                               SHIVA CORPORATION
                   Notes to Consolidated Financial Statements



8.  STOCK PLANS

1988 STOCK PLAN

         The 1988 Stock Plan (the "1988 Plan") provides for the grant of incentive stock options and nonqualified stock options, stock awards and stock purchase rights for the purchase of up to an aggregate of 8,200,000 shares of the Company's common stock by officers, employees, consultants and directors of the Company. In fiscal 1995, the Company's stockholders approved increases in the number of shares issuable under the Plan from 5,333,332 shares to 8,200,000 shares. The Compensation Committee of the Board of Directors is responsible for administration of the Plan. The Compensation Committee determines the term of each option, the option exercise price, the number of shares for which each option is granted and the rate at which each option is exercisable. The Company may not grant an employee incentive stock options with a fair value in excess of $100,000 that are first exercisable during any one calendar year.

         Incentive stock options may be granted to any officer or employee at an exercise price per share of not less than the fair value per common share on the date of the grant (not less than 110% of the fair value in the case of holders of more than 10% of the Company's voting stock). Nonqualified stock options may be granted to any officer, employee, consultant or director at an exercise price per share of not less than either the book value per common share or 50% of the fair value per common share on the date of the grant.

         Options granted under the Plan generally expire ten years from the date of the grant (five years for incentive stock options granted to holders of more than 10% of the Company's voting stock). The Compensation Committee, at the request of any optionee, may convert incentive stock options that have not been exercised at the date of conversion into nonqualified stock options.

                               SHIVA CORPORATION
                   Notes to Consolidated Financial Statements



The following table summarizes all stock option activity under the 1988 Plan:
                                                                      Number             Exercise
                                                                     of Shares             Price
                                                                     ---------           --------
Outstanding at January 2, 1993                                       2,556,266        $ .29 - $ 2.38
Granted                                                              2,074,944          .75 -   5.10
Cancelled                                                             (823,930)         .34 -   2.38
Exercised                                                             (278,262)         .29 -   2.38
                                                                    ----------
Outstanding at January 1, 1994                                       3,529,018          .29 -   5.10
Granted                                                              1,131,149         1.88 -   6.80
Cancelled                                                             (194,345)         .34 -   6.80
Exercised                                                             (756,468)         .29 -   3.00
                                                                    ----------
Outstanding at December 31, 1994                                     3,709,354          .75 -   6.80
Granted                                                              1,482,848         4.21 -  35.38
Cancelled                                                             (134,984)         .75 -  31.25
Exercised                                                           (1,100,059)         .29 -   6.80
                                                                    ----------
Outstanding at December 30, 1995                                     3,957,159          .75 -  35.38
                                                                    ==========
Exercisable at December 30, 1995                                       683,814         $.75 - $ 6.80
                                                                    ==========
Available  for grant at December 30, 1995                            2,132,793
                                                                    ==========

         In fiscal 1993, the Company granted options, in lieu of cash payment, to a consultant of the Company to purchase up to 66,666 shares of common stock for $.75 per share. The fair value of the services of $25,000 has been included in selling, general and administrative expenses in fiscal 1993 and additional paid-in capital has been increased accordingly. All such options were exercised in fiscal 1994.

         The Company has reserved a total of 5,991,084 shares of common stock for issuance under the 1988 Stock Plan.

1994 DIRECTOR STOCK OPTION PLAN

         On October 21, 1994, the stockholders approved the 1994 Director Stock Option Plan (the "Director Plan") under which options to purchase up to an aggregate of 550,000 shares of the Company's common stock may be granted to nonemployee directors at an exercise price per share equal to the fair value per common share on the date of the grant. Under the Director Plan, each nonemployee director was granted an option to purchase 33,000 common shares (the "initial shares") on July 17, 1995 and an option to purchase an additional 7,000 common shares on the third Monday in July of each year thereafter, through December 31, 1999. Eligible directors who have been previously granted stock options under the 1988 Plan will not be granted an option to purchase the initial shares.

         Twenty-five percent of the options granted under the Director Plan are exercisable one year from the date of grant and every year thereafter, provided that the optionee remains a director. Options granted under the Director Plan generally expire ten years from the date of grant. In fiscal 1995, options to purchase 99,000 shares of common stock were granted at an exercise price of $25.63 per share. The Company has reserved 550,000 shares of common stock for issuance under the Director Plan.

                               SHIVA CORPORATION
                   Notes to Consolidated Financial Statements


1994 EMPLOYEE STOCK PURCHASE PLAN

         On October 21, 1994 the stockholders approved the 1994 Employee Stock Purchase Plan (the "1994 Plan") which enables eligible employees to purchase shares of the Company's common stock. Under the 1994 Plan, eligible employees may purchase up to an aggregate of 700,000 shares during six-month payment periods commencing on February 1 and August 1 of each year at a price per share of 85% of the lower of the market price per share on the first or last business day of the six-month period. Participating employees may elect to have up to 10% of regular pay withheld and applied toward the purchase of such shares up to a maximum of 20,000 shares in any six-month payment period. An employee's rights under the 1994 Plan terminate upon voluntary withdrawal from the plan at any time or upon termination of employment. The Company has reserved 678,418 shares of common stock for issuance under the 1994 Plan.

STOCKHOLDER RIGHTS PLAN

         On September 20, 1995 the Company's Board of Directors adopted a Stockholders Rights Plan and pursuant thereto declared a dividend of one preferred stock purchase right for each outstanding share of common stock to stockholders of record at the close of business on October 13, 1995. Each right entitles holders of the Company's common stock to purchase one one-hundredth of a share (a "Unit") of a new series of junior participating preferred stock, $.01 par value per share, at an exercise price of $300.00 per unit, subject to adjustment. The rights are exercisable and become exercisable for common stock only under certain circumstances and in the event of particular events relating to a change in control of the Company. The rights may be redeemed by the Company under certain circumstances pursuant to the plan. The rights expire on October 13, 2005 unless earlier redeemed or exchanged. The rights have certain anti-takeover effects, in that they would cause substantial dilution to a person or group that attempts to acquire a significant interest in the Company on terms not approved by the Board of Directors.

9.       RETIREMENT PLANS

         The Company sponsors a 401(k) retirement savings plan covering all domestic employees of the Company who meet minimum age and service requirements. The plan allows participants to defer a portion of their annual compensation on a pre-tax basis. The Company matches 50% of the first 3% of each participating employee's contributions, subject to certain limitations and may, at its discretion, make additional contributions to the plan. The Company made matching contributions of $150,000, $119,000 and $76,000, to the plan in fiscal 1995, 1994 and 1993, respectively.

         The Company also sponsors a defined contribution plan for all eligible European employees of the Company. Participation in the plan is available to substantially all salaried employees and to certain groups of hourly paid employees. Company contributions are based on a percentage of the employees' base salaries. The Company made contributions of $318,000, $267,000 and $226,000 to the plan in fiscal 1995, 1994 and 1993, respectively.

                               SHIVA CORPORATION
                   Notes to Consolidated Financial Statements


10.      INDUSTRY SEGMENT AND GEOGRAPHIC INFORMATION

         The Company operates in a single industry segment: the development, manufacture, sale and support of network communications products and services.

         In fiscal 1995, one OEM customer accounted for $11,259,000 (10%) of revenues. In fiscal 1993, one domestic distributor accounted for $5,905,000 (10%) of revenues.

         Intercompany sales and transfers between geographic areas are accounted for at prices which are designed to be representative of unaffiliated party transactions.

                                                          (In thousands)
                                           NORTH
                                          AMERICA           EUROPE   ELIMINATIONS     TOTAL
- ---------------------------------------------------------------------------------------------
1995
Revenues to unaffiliated customers       $ 70,083           $48,498  $      -        $118,581
Intercompany revenues                           -               607      (607)              -
- ---------------------------------------------------------------------------------------------
Total revenues                             70,083            49,105      (607)        118,581
- ---------------------------------------------------------------------------------------------
Income (loss) from operations                (797)           (3,243)        -          (4,040)
Identifiable assets                       140,006            24,581   (14,464)        150,123

1994
Revenues to unaffiliated customers       $ 41,646           $39,412  $      -        $ 81,058
Intercompany revenues                           -                 -         -               -
- ---------------------------------------------------------------------------------------------
Total revenues                             41,646            39,412         -          81,058
- ---------------------------------------------------------------------------------------------
Income from operations                      1,285             2,574         -           3,859
Identifiable assets                        51,048            23,611    (2,099)         72,560

1993
Revenues to unaffiliated customers       $ 29,527           $31,735  $      -        $ 61,262
Intercompany revenues                           -                 -         -               -
- ---------------------------------------------------------------------------------------------
Total revenues                             29,527            31,735         -          61,262
- ---------------------------------------------------------------------------------------------
Income from operations                       (111)            1,875         -           1,764
Identifiable assets                        11,259            18,255         -          29,514

                               SHIVA CORPORATION
                   Notes to Consolidated Financial Statements



11.      COMMITMENTS

LEASE COMMITMENTS

         The Company leases office and operating facilities and certain equipment under operating and capital leases (See Notes 4 and 5) that expire through March 2014. Future minimum lease payments under operating and capital leases with initial or remaining noncancelable terms of one or more years are as follows as of December 31, 1995:

CAPTION>
                                                                            (In thousands)
                                                                       Operating        Capital
Fiscal                                                                   leases          leases
- ------                                                                 ---------        -------
1996                                                                      $ 2,354          $335
1997                                                                        2,561            54
1998                                                                        2,257            16
1999                                                                        2,169             -
2000                                                                        2,281             -
Thereafter                                                                 11,410             -
                                                                          -------          ----
Total minimum lease payments                                              $23,032           405
                                                                          =======
Less - Amount representing interest                                                          27
                                                                                           ----
Net present value of minimum lease payments                                                $378
                                                                                           ====

Rental expense under operating leases was $1,934,000, $1,877,000 and $1,434,000 in fiscal 1995, 1994 and 1993, respectively.

The Company no longer occupies a property which is leased through March 2014. The loss on this lease is included in other long-term liabilities.

12.      SUBSEQUENT EVENTS

         On April 2, 1996, the Company's Board of Directors declared a two-for-one stock split, payable in the form of a stock dividend on all shares of its Common Stock, which was paid on April 22, 1996 to stockholders of Record on April 12, 1996. These financial statements and related notes have been retroactively adjusted, where appropriate, to reflect this two-for-one stock split.

         In May 1996, the stockholders of the Company approved (i) an increase in the number of authorized shares of common stock of the Company from 50,000,000 to 100,000,000 shares and (ii) an increase in the number of shares available for issuance under the Company's Amended and Restated 1988 Stock Plan from 8,200,000 to 9,700,000 shares.

         In June 1996, the Company issued approximately 691,587 shares of its common stock in exchange for all the outstanding shares of Airsoft, Inc. (the "Airsoft Acquisition"). The Airsoft Acquisition has been accounted for as a pooling of interests, and therefore the consolidated financial statements for all periods prior to the Airsoft Acquisition have been restated to include the accounts and operations of Airsoft, Inc. ("Airsoft") with those of the Company.

         Certain amounts have been reclassified with regard to presentation of the financial information of the two companies. Revenues and net income (loss) for each of the previously separate companies for the periods prior to the Airsoft Acquisition are as follows:


                                     Year Ended                      Three Months Ended
                    --------------------------------------------   -----------------------
                     December 30,    December 31,   January 1,     March 30,      April 1,
                         1995            1994          1994          1996           1995
                         ----            ----          ----          ----           ----
                                                  (In thousands)
                    (Fiscal 1995)   (Fiscal 1994)  (Fiscal 1993)         (unaudited)
Revenues:
  Shiva                $117,721         $80,971        $61,259       $42,513       $25,703
  Airsoft                   860              87              3           796            34
                       --------         -------        -------       -------       -------
                       $118,581         $81,058        $61,262       $43,309       $25,737
                       ========         =======        =======       =======       =======

Net income (loss):
  Shiva                $ (2,879)        $ 3,881        $   909       $ 4,366       $ 2,157
  Airsoft                (1,973)         (1,841)          (493)          (27)         (775)
                       --------         -------        -------       -------       -------
                       $ (4,852)        $ 2,040        $   416       $ 4,339       $ 1,382
                       ========         =======        =======       =======       =======

       In connection with the Airsoft Acquisition, the Company incurred charges to operations of $1,987,000 in the quarter ended June 29, 1996, the quarter in which the acquisition was consummated. Such charges include: (a) transaction costs to effect the acquisition, consisting of financial advisor fees of $1,350,000 plus $325,000 for legal, regulatory and accounting expenses and (b) employee severance payments and other miscellaneous expenses of $312,000.

================================================================================

        No dealer, salesperson or any other person has been authorized to give any information or to make any representations not contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Selling Stockholders. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to sell, any securities other than the registered securities to which it relates, or an offer to or solicitation of any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any time subsequent to the date hereof.

                                 ---------------

                                TABLE OF CONTENTS

                                                                       PAGE
                                                                       ----

Available Information .............................................      2
Incorporation of Certain Information by Reference .................      2
Trademarks ........................................................      3
The Company .......................................................      4
Selected Consolidated Financial Data...............................      5
Risk Factors ......................................................      7
Use of Proceeds ...................................................     11
Management's Discussion and Analysis of Financial Condition and
 Results of Operations.............................................     12
Selling Stockholders ..............................................     20
Plan of Distribution ..............................................     22
Legal Matters .....................................................     23
Experts ...........................................................     23
Index to Financial Statements .....................................    F-1

================================================================================

================================================================================

                                 2,059 shares






                              Shiva Corporation





                                 Common Stock


                             -------------------

                                  PROSPECTUS

                             -------------------






                              September 27, 1996



================================================================================

- -------------------------------------------------------------------------------
                                                                Schedule II
                           SHIVA CORPORATION

                   VALUATION AND QUALIFYING ACCOUNTS

                            (In thousands)
- ----------------------------------------------------------------------------------------------------------------------------
                                     COLUMN A                       COLUMN B     COLUMN C     COLUMN D   COLUMN E   COLUMN F
- ----------------------------------------------------------------------------------------------------------------------------
                                                                    BALANCE      CHARGED TO   CHARGED                BALANCE
  FOR THE PERIOD                                                   BEGINNING     COSTS AND    TO OTHER                AT END
       ENDED                      CLASSIFICATION                   OF PERIOD      EXPENSES    ACCOUNTS  DEDUCTIONS OF PERIOD
- ----------------------------------------------------------------------------------------------------------------------------
January 1, 1994    Allowance for doubtful accounts and returns      $1,169         $5,249      $  -       $(4,042)    $2,376


December 31, 1994  Allowance for doubtful accounts and returns      $2,376         $7,656      $ 17       $(6,086)    $3,963

December 30, 1995  Allowance for doubtful accounts and returns      $3,963         $7,731      $(22)      $(6,421)    $5,252

June 29, 1996
 (unaudited)       Allowance for doubtful accounts and returns      $5,252         $4,318      $ (1)      $(3,628)    $5,941
- ----------------------------------------------------------------------------------------------------------------------------


                                SHIVA CORPORATION

                     DEFERRED TAX ASSET VALUATION ALLOWANCE

- -------------------------------------------------------------------------------------------------------------------
                                     Column A              Column B   Column C    Column D    Column E    Column F
- -------------------------------------------------------------------------------------------------------------------
                                                           Balance   Charged to   Charged                 Balance
  For the Period                                          Beginning  Costs and    to Other                 at End
       Ended                      Classification          of Period   Expenses    Accounts   Deductions   of Period
- -------------------------------------------------------------------------------------------------------------------
January 1, 1994    Deferred tax asset valuation allowance   $3,375      $170       $    -     $  (270)     $3,275

December 31, 1994  Deferred tax asset valuation allowance   $3,275      $797       $1,031     $  (978)     $4,125

December 30, 1995  Deferred tax asset valuation allowance   $4,125      $730       $3,076     $(1,400)     $6,531

June 29, 1996
 (unaudited)       Deferred tax asset valuation allowance   $6,531      $  -       $    -     $(5,673)     $  858
- -------------------------------------------------------------------------------------------------------------------




                                        S-1